Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Sciele Pharma, Inc.

at

$31.00 Net Per Share

by

Tall Bridge, Inc.
an indirect wholly owned subsidiary

of

Shionogi & Co., Ltd.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 3, 2008, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF SEPTEMBER 1, 2008 AMONG SCIELE PHARMA, INC. (“SCIELE”), SHIONOGI & CO., LTD. AND TALL BRIDGE, INC.

THE BOARD OF DIRECTORS OF SCIELE HAS UNANIMOUSLY (I) DECLARED THAT THE OFFER AND THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF SCIELE’S STOCKHOLDERS AND (II) ADOPTED AND APPROVED THE MERGER AGREEMENT AND APPROVED THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, IN ACCORDANCE WITH DELAWARE LAW. THE BOARD OF DIRECTORS OF SCIELE RECOMMENDS THAT SCIELE’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

THE OFFER IS SUBJECT TO VARIOUS CONDITIONS. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 4 THROUGH 8. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

September 8, 2008

IMPORTANT

If you desire to tender all or any portion of your shares of Sciele common stock in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you or you hold Sciele common stock directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Computershare, the Depositary for the Offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach Computershare before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3—Procedure for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your shares of Sciele common stock using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, Georgeson, Inc., at (800) 334-9586 for assistance. See “Section 3—Procedure for Tendering Shares” for further details.

•	If you hold your shares of Sciele common stock through a broker or bank, you must contact your broker or bank and give instructions that your Sciele shares be tendered.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, bank, trust company or other nominee.

SUMMARY TERM SHEET

We, Tall Bridge, Inc., an indirect wholly owned subsidiary of Shionogi & Co., Ltd., are offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Sciele Pharma, Inc. for $31.00 per share in cash, net to the seller, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger dated as of September 1, 2008 among Sciele, Shionogi and Tall Bridge. The following are some of the questions you, as a Sciele stockholder, may have, and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to Tall Bridge, Inc.

Who is offering to buy my securities?

Our name is Tall Bridge, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Sciele. We are an indirect wholly owned subsidiary of Shionogi & Co., Ltd., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan. See the “Introduction” to this Offer to Purchase and “Section 9—Certain Information Concerning Purchaser and Shionogi.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of Sciele. See the “Introduction” to this Offer to Purchase and “Section 1—Terms of the Offer.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $31.00 per share in cash, less any applicable withholding taxes but without brokerage fees or commissions or, except in certain circumstances, transfer taxes. If you are the record holder of your shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, banker or other nominee, and your broker tenders your shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We will need approximately $1.4 billion to purchase all shares of Sciele common stock validly tendered in the offer, to cash out certain employee options, to fund amounts which may become due and payable under Sciele’s outstanding convertible notes, to pay related fees and expenses and to pay the merger consideration in connection with the merger of us into Sciele, which is expected to follow the successful completion of the tender offer. Shionogi intends to enter into a new facility agreement with Goldman Sachs Japan Co., Ltd. to arrange a bridge loan facility for a Japanese yen equivalent of approximately $1.0 billion to provide part of the financing for the acquisition. Shionogi will provide us with the necessary funds to fund the offer through borrowings under the facility and cash on hand. Consummation of the offer is not subject to any financing condition. See “Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares of Sciele common stock solely for cash;

•	as described above, we, through our parent company, Shionogi, will have sufficient funds to purchase all shares validly tendered, and not withdrawn, in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer;

•	consummation of the offer is not subject to any financing condition; and

•	if we consummate the offer, we expect to acquire any remaining shares for the same cash per share price in the merger.

See “Section 10—Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•	at least a majority of the outstanding shares of Sciele common stock, on a fully diluted basis, having been validly tendered and not withdrawn prior to the expiration of the offer (as extended); and

•	our receiving U.S. antitrust clearance required for the offer.

Other conditions of the offer are described in “Section 15—Conditions of the Offer.” See also “Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the offer is not conditioned on Shionogi or Tall Bridge obtaining financing.

Is there an agreement governing the offer?

Yes. Sciele, Shionogi and Tall Bridge have entered into a merger agreement, dated as of September 1, 2008. The merger agreement provides, among other things, for the terms and conditions of the offer and, following consummation of the offer, the merger of Tall Bridge into Sciele. See the “Introduction” to this Offer to Purchase and “Section 13—The Transaction Documents—The Merger Agreement.”

What does Sciele’s board of directors think about the offer?

Sciele’s board of directors unanimously:

•	declared that the offer and the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Sciele’s stockholders;

•	adopted and approved the merger agreement and approved the transactions contemplated thereby, including the offer and the merger; and

•	recommends that Sciele’s stockholders accept the offer and tender their shares.

See “Section 13—The Transaction Documents—The Merger Agreement—Stockholders Meeting; Board Recommendation.”

How long do I have to decide whether to tender in the offer?

You have until at least 12:00 midnight, New York City time, on Friday, October 3, 2008, to decide whether to tender your shares in the offer. See “Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to Computershare, the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3—Procedure for Tendering Shares.” In addition, if we decide to provide a subsequent offering period in the offer as described below under “Introduction” to this Offer to Purchase you will have an additional opportunity to tender your shares. Please be aware that if your shares are held by a broker, bank or other custodian, they may require advance notification before the expiration date of the offer.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not properly withdrawn shares of Sciele’s common stock promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in “Section 15—Conditions of the Offer.” We do, however, reserve the right, in our sole discretion and subject to applicable law and the terms of the merger agreement, to delay the acceptance for payment or payment for shares of Sciele common stock until satisfaction of all conditions to the offer relating to governmental or regulatory approvals.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Computershare, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares of Sciele common stock will be made only after timely receipt by Computershare of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “Section 3—Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares.

Can the offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the offer, including following a prior extension, any condition to the offer has not been satisfied or waived, we will (subject to our rights to terminate the merger agreement in accordance with its terms) extend the offer. Any individual extension will not exceed ten business days. In addition, we must extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or any other governmental authority that is applicable to the offer. In no event, however, may the offer be extended beyond March 31, 2009. See “Section 1—Terms of the Offer.”

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Computershare, the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

Will there be a subsequent offering period?

Following the satisfaction of all the conditions to the offer and the acceptance for payment of all the shares tendered during the initial offering period (including extensions), we may elect to provide a subsequent offering period of at least three business days (and, if more than 80%, but less than 90%, of the shares have been tendered when we first accept for payment shares under the offer, we will upon Sciele’s request provide for a subsequent offering period of at least ten business days), during which time stockholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration. We may extend the subsequent offering period provided that we are not permitted under U.S. federal securities laws to provide a subsequent offering period of more than 20 business days in the aggregate. We have not at this time made a final decision to provide or not to provide a subsequent offering period if we are not otherwise required to do so upon Sciele’s request. See “Section 1—Terms of the Offer” and “Section 4—Withdrawal Rights” of this document for more information concerning any subsequent offering period.

We will not be required to provide for such subsequent offering period if the number of Shares issuable upon exercise of the top-up option (described in “Section 1—Terms of the Offer”) would allow us to obtain ownership of 90% or more of the then outstanding number of shares.

If we elect or are required to provide or extend any subsequent offering period, a public announcement of such election or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the day which the offer was scheduled to expire or date of termination of any prior subsequent offering period. See “Section 1—Terms of the Offer.”

What is the difference between an extension of the offer and a subsequent offering period?

If the offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all the shares that were validly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn. See “Section 1—Terms of the Offer” and “Section 4—Withdrawal Rights.”

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	if you are a record holder (i.e., a stock certificate has been issued to you or you hold Sciele common stock directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Computershare, the depositary for the offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach Computershare before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3—Procedure for Tendering Shares.”

•	if you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the information agent, Georgeson, Inc., at (800) 334-9586 for assistance. See “Section 3—Procedure for Tendering Shares” for further details.

•	if you hold your Sciele shares through a broker or bank, you must contact your broker or bank and give instructions that your Sciele shares be tendered.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the offer at any time prior to the expiration date of the offer as it may be extended. Further, if we have not accepted your shares for payment by November 6, 2008, you may withdraw them at any time after November 6, 2008. Once we accept your tendered shares for payment upon expiration of the offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during a subsequent offering period, if we elect to have such a period. See “Section 4—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Computershare, the depositary for the offer, while you have the right to withdraw the shares. See “Section 4—Withdrawal Rights.”

Will the offer be followed by a merger if all Sciele shares are not tendered in the offer?

If we purchase shares in the offer and the other conditions to the merger are satisfied or waived (where permissible), we will merge with and into Sciele. If we purchase shares in the offer, we will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Sciele. Furthermore, if pursuant to the offer or otherwise we own in excess of 90% of the outstanding shares, we may effect the merger without any further action by the stockholders of Sciele. If the merger takes place, Sciele will become an indirect wholly owned subsidiary of Shionogi, and all remaining stockholders (other than Sciele, Shionogi or any of their subsidiaries (including us) and any Sciele stockholders who properly exercise their appraisal rights under Delaware law) will receive $31.00 net per share in cash (or any higher price per share which is paid in the offer). See the “Introduction” to this Offer to Purchase and “Section 12—Purpose of the Offer; Plans for Sciele; Stockholder Approval; Appraisal Rights” and “Section 13—The Transaction Documents—The Merger Agreement.”

If I decide not to tender, how will the offer affect my shares?

If the merger takes place between Sciele and us, Sciele stockholders not tendering their shares in the offer (other than those properly exercising their appraisal rights under Delaware law) will receive cash in an amount equal to the price per share paid in the offer. Therefore, if the merger takes place (and you do not exercise your appraisal rights under Delaware law), the only difference between tendering and not tendering your shares is that tendering stockholders will be paid earlier. If you decide not to tender your shares in the offer and we purchase the shares which are tendered in the offer, but the merger does not occur, there may be so few remaining stockholders and publicly traded shares that Sciele common stock will no longer be eligible to be traded on The NASDAQ Global Select Market or other securities exchanges and there may not be an active public trading market for Sciele common stock. Also Sciele may no longer be required to make filings with the Securities and Exchange Commission or otherwise may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Section 13—The Transaction Documents—The Merger Agreement.”

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if the merger is consummated, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect such holder’s right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights under Delaware law. See “Section 12—Purpose of the Offer; Plans for Sciele; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

If you successfully complete the offer, what will happen to Sciele’s board of directors?

If we accept shares of Sciele common stock for payment pursuant to the offer, under the merger agreement Shionogi will become entitled to designate at least a majority of the members of Sciele’s board of directors. In such case, Sciele has agreed to use its commercially reasonable efforts to cause Shionogi’s designees to be elected or appointed to its board of directors in such number as is proportionate to Shionogi’s share ownership. Therefore, if we accept shares of Sciele common stock for payment pursuant to the offer, Shionogi will obtain control of the management of Sciele shortly thereafter. However, prior to the effective time of the merger, Sciele’s board shall retain certain directors who are not officers of Sciele among Sciele’s current directors on the Sciele board in such number as are required to be “independent directors” by The NASDAQ Marketplace Rules or U.S. federal securities laws, and the approval of a majority of such directors will be required for Sciele to authorize, amend or terminate the merger agreement or effect certain other actions related to or in connection with the merger. See “Section 12—Purpose of the Offer; Plans for Sciele, Stockholder Approval; Appraisal Rights.”

What is the market value of my shares as of a recent date?

On August 29, 2008, the last full trading day before we announced the offer and the possible subsequent merger, the closing price of shares of Sciele common stock reported on The NASDAQ Global Select Market was $19.27 per share. On September 5, 2008, the last full trading day before the date of this Offer to Purchase, the closing price of a share of Sciele common stock on The NASDAQ Global Select Market was $30.73. You should obtain current market quotations for shares before deciding whether to tender your shares.

What are the federal income tax consequences of exchanging my shares pursuant to the offer, during a subsequent offering period or pursuant to the merger?

In general, your exchange of shares of Sciele common stock pursuant to the offer, during a subsequent offering period or pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your shares pursuant to the offer, during a subsequent offering period or pursuant to the merger in light of your particular circumstances. See “Section 5—Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the offer?

You can call Georgeson, Inc., the information agent for the offer, toll free at (800) 334-9586.

To the Stockholders of Sciele:

INTRODUCTION

Tall Bridge, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shionogi & Co., Ltd., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Shionogi”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sciele Pharma, Inc., a Delaware corporation (“Sciele”), for $31.00 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a rate of 28% on the gross proceeds payable to you. See “Section 3—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses that Computershare (the “Depositary”) and Georgeson, Inc. (the “Information Agent”) incur in connection with the Offer. See “Section 17—Fees and Expenses.”

We are making the Offer pursuant to an Agreement and Plan of Merger dated as of September 1, 2008 (the “Merger Agreement”) among Sciele, Shionogi and Purchaser. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the consummation of the Offer, Purchaser will merge with and into Sciele (the “Merger”), with Sciele continuing as the surviving corporation and an indirect wholly owned subsidiary of Shionogi (the “Surviving Corporation”). At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the Delaware General Corporation Law (the “DGCL”) and any Shares held by Sciele, Shionogi or any of their subsidiaries (including us) will be converted into the right to receive the same per Share price paid in the Offer, without interest. The Merger Agreement provides that all options to acquire Shares outstanding immediately prior to the Merger Effective Time, whether or not fully vested and exercisable, will, at the Merger Effective Time, be canceled and each holder of an option will be entitled to receive a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such option multiplied by the number of Shares issuable upon exercise of such option. The Merger is subject to the satisfaction or waiver of certain conditions described in “Section 15—Conditions of the Offer.” “Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5—Material U.S. Federal Income Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Board of Directors of Sciele (the “Sciele Board”) has unanimously (i) declared that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Sciele’s stockholders and (ii) adopted and approved the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. The Sciele Board recommends that Sciele’s stockholders accept the Offer and tender their Shares in the Offer. Sciele has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

The Sciele Board received an opinion, dated August 29, 2008, of UBS Securities LLC (“UBS”), Sciele’s financial advisor, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $31.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Shionogi, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. The full text of UBS’ written opinion, dated August 29, 2008, is attached as an annex to Sciele’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to holders of Shares. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided for the benefit of the Sciele Board in connection with, and for the purpose of, its evaluation of the $31.00 per Share consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. The opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available with respect to Sciele or Sciele’s underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote or act with respect to the Merger.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn a number of Shares, that, considered together with all other Shares, if any, beneficially owned by Shionogi, Purchaser or their affiliates, represents more than 50% of the total number of Shares then outstanding on a fully diluted basis (the “Minimum Condition”) and (ii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”). See “Section 15—Conditions of the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals.”

For purposes of the Offer, “on a fully diluted basis” means the number of Shares outstanding, plus the number of Shares issuable upon the exercise of all then-outstanding options (but only to the extent they are then vested or exercisable) and the number of Shares into which the then-outstanding Convertible Notes (as defined below) may be converted. According to Sciele, as of September 4, 2008, there were 32,356,389 Shares issued and outstanding, 722,480 Shares reserved for issuance upon the exercise of outstanding vested stock options (106,809 Shares were reserved for outstanding unvested stock options) and no Shares were issuable upon the surrender of Sciele’s 2.625% Contingent Convertible Senior Notes Due 2027 (the “Convertible Notes”) for conversion by the holders thereof. Accordingly, as of September 4, 2008, the Minimum Condition would have been satisfied if approximately 16,539,435 Shares were validly tendered pursuant to the Offer and not withdrawn.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Shionogi will be entitled to designate the number of directors, rounded up to the next whole number, to the Sciele Board that is in the same proportion as the Shares beneficially owned by Shionogi to the total number of Shares outstanding. Shionogi currently intends, promptly after consummation of the Offer, to exercise this right and to designate Yasuhiro Mino, Sachio Tokaji, Takuko Sawada, Hirosato Kondo, Takuo Fukuda, Shigenobu Mashimo, Shinya Matsuzawa, Ryuichi Kume, Hideaki Yamauchi and Yuuji Hosogai, each of whom is an officer or employee of Shionogi or an affiliate of Shionogi, to serve as directors of Sciele. We expect that such representation on the Sciele Board would permit us to exert substantial influence over Sciele’s conduct of its business and operations. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of Sciele.

Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to effect the Merger under the short-form merger provisions of the DGCL without a vote of Sciele stockholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Merger by Sciele’s stockholders. Such approval of the Merger Agreement and the Merger would require the affirmative vote of holders of a majority of the outstanding Shares. Assuming that the Minimum Condition and the other conditions to the Offer are satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other Sciele stockholders, to satisfy the stockholder approval requirement to approve the Merger Agreement and the Merger. See “Section 13—The Transaction Documents—The Merger Agreement.”

The Offer is conditioned upon the fulfillment of the conditions described in “Section 15—Conditions of the Offer.” The Offer will expire at 12:00 midnight, New York City time, on Friday, October 3, 2008, unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer.  Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in “Section 3—Procedure for Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 Midnight, New York City time, on Friday, October 3, 2008, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “Section 15—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition and expiration or termination of any applicable waiting period relating to the Offer under the HSR Act. See “Section 16—Certain Legal Matters; Regulatory Approvals.” Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the Expiration Date. If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, we will (subject to our rights to terminate the Merger Agreement in accordance with its terms) extend the Offer. Any individual extension will not exceed ten business days. In addition, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff or any other governmental authority that is applicable to the Offer. In no event, however, may the Offer be extended beyond March 31, 2009. See “Section 1—Terms of the Offer.” During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4—Withdrawal Rights.” In addition, pursuant to the terms of the Merger Agreement, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or The NASDAQ Global Select Market (“NASDAQ”) that is applicable to the Offer.

Following the satisfaction of all the conditions to the Offer and the acceptance for payment (the “Acceptance Time”) of all the Shares tendered during the initial offering period (including extensions), we may elect to provide a subsequent offering period, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Subsequent Offering Period”), of at least three business days (and, if immediately following the Acceptance Time more than 80%, but less than 90%, of the Shares outstanding at the time, which shall include (i) Shares beneficially owned by Shionogi, Purchaser and their respective subsidiaries and (ii) Shares validly tendered in the Offer and not properly withdrawn, have been tendered when we first accept for payment Shares under the Offer, we will upon Sciele’s request provide for a Subsequent Offering Period of at least ten business days), during which time stockholders whose Shares have not been accepted for payment may tender, but not withdraw, their Shares and receive the Offer consideration. We may extend the Subsequent Offering Period provided that we are not permitted under U.S. federal securities laws to provide a Subsequent Offering Period of more than 20 business days in the aggregate. We will not be required to provide for such Subsequent Offering Period if the number of Shares issuable upon exercise of the Top-Up Option (as defined below) would allow us to obtain ownership of 90% or more of the then outstanding number of Shares.

Top-Up Option.  Sciele granted Purchaser an option (the “Top-Up Option”) to purchase from Sciele Shares of Sciele common stock (the “Top-Up Option Shares”) equal to the number of Shares that when added to the number of Shares owned by Purchaser immediately prior to the exercise thereof, constitutes one share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. Purchaser may pay the exercise price for the Top-Up Option, at its election, either (i) in cash or (ii) by paying cash in an amount not less than the aggregate par value of the Top-Up Option Shares and by delivering to Sciele a promissory note having a principal amount equal to the remainder of the exercise price. Upon exercise of the Top-Up Option, Purchaser is required to cause the Closing to occur as promptly as practicable following the issuance of the Top-Up Option Shares. The Top-Up Option shall not be exercisable if the exercise thereof would require the sale of 20% or more of the capital stock of Sciele requiring approval of the holders of Sciele’s Shares pursuant to the rules of NASDAQ (and a waiver of or exemption from such requirement is not obtained). Sciele shall use commercially reasonable efforts to obtain such a waiver or exemption.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

We have not at this time made a final decision to provide or not to provide a Subsequent Offering Period if Sciele does not otherwise require us to make such a period available. If we elect (or are required) to provide or extend a Subsequent Offering Period, we will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that Sciele’s consent is required for us to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change or waive the Minimum Condition, (iv) extend or otherwise change the Expiration Date (except to the extent required or permitted in the Merger Agreement), (v) change the form of consideration payable in the Offer or (vi) amend, modify or supplement any of the conditions to the Offer set forth in “Section 15—Conditions of the Offer” or terms of the Offer in any manner adverse to the holders of Shares, or that would reasonably be expected to prevent, materially delay or impair the consummation of the Offer.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of ten business days. If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Sciele has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment.  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions of the Offer set forth in “Section 15—Conditions of the Offer.” If we decide to provide a Subsequent Offering Period (or are required to do so upon Sciele’s request), we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14(e)-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals specified in “Section 16—Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.  Procedure for Tendering Shares.

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding.  Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy.  By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Sciele’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Sciele’s stockholders.

Determination of Validity.  We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights.  Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after November 6, 2008.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after November 6, 2008, unless theretofore accepted for payment as provided herein.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “Section 3—Procedure for Tendering Shares.”

If we provide a Subsequent Offering Period (as described in more detail in “Section 1—Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Considerations.  The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

U.S. Holders.  Except as otherwise set forth below, the following discussion is limited to the material U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

Your exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, if you exchange Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e. Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders.  The following is a summary of the material U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer, during a Subsequent Offering Period or pursuant to the Merger generally will not be subject to U.S. federal income tax, unless: (a) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); (b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year; or (c) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Information Reporting and Backup Withholding.  Proceeds from the sale of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided that the required information is timely furnished to the Internal Revenue Service. See “Section 3—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.”

6. Price Range of Shares; Dividends.  The Shares are listed and principally traded on NASDAQ under the symbol “SCRX”. The following table sets forth for the periods indicated the high and low sales prices per Share on NASDAQ as reported in published financial sources:

	High	Low

2006
First Quarter	$25.48	$14.84
Second Quarter	25.29	20.09
Third Quarter	23.16	17.01
Fourth Quarter	24.75	18.77
2007
First Quarter	24.97	21.39
Second Quarter	26.83	23.02
Third Quarter	26.50	21.45
Fourth Quarter	28.83	19.70
2008
First Quarter	24.64	17.77
Second Quarter	22.40	18.15
Third Quarter (through September 5, 2008)	30.74	16.89

Sciele has never paid a cash dividend on the Shares. Under the terms of the Merger Agreement, Sciele is not permitted to declare or pay dividends with respect to Shares. If we acquire control of Sciele, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.

On August 29, 2008, the last full trading day before the announcement of the Offer and the possible Merger, the reported closing sales price per Share on NASDAQ in published financial sources was $19.27. On September 5, 2008, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on NASDAQ was $30.73. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Offer is consummated but the Merger does not take place, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

Stock Exchange Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the listing of Shares on NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Sciele to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Sciele subject to registration, would substantially reduce the information required to be furnished by Sciele to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Sciele. Furthermore, “affiliates” of Sciele and persons holding “restricted securities” of Sciele may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on NASDAQ. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Sciele to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Sciele.  Sciele is a Delaware corporation with principal executive offices at Five Concourse Parkway, Suite 1800, Atlanta, Georgia, 30328. The telephone number of Sciele’s principal executive offices is (770) 442-9707.

The following description of Sciele and its business has been taken from Sciele’s Form 10-K for the year ended December 31, 2007, and is qualified in its entirety by reference to such Form 10-K:

Sciele Pharma, Inc. is a pharmaceutical company specializing in sales, marketing and development of branded prescription products focused on cardiovascular, diabetes, women’s health, and pediatric treatment. The Company’s cardiovascular and diabetes products treat patients with high cholesterol, hypertension, high triglycerides, unstable angina, and Type 2 diabetes. Its women’s health products are designed to improve the health and well-being of women of all ages, as well as expectant and nursing mothers and their babies. Its pediatric product focus includes the sub-specialties of allergy and immunology, psychiatry, neurology, urology and infectious diseases. Headquartered in Atlanta, Georgia, and founded in 1992, Sciele employs more than 900 people. As of December 31, 2007, its promoted products include: (1) the cardiology and diabetes products Sular, Nitrolingual, Altoprev, Fortamet and Triglide; (2) the women’s health products Prenate DHA, Prenate Elite and Zovirax and (3) the pediatric products Allegra, Methylin and Orapred.

Sciele’s current operating plan focuses on maximizing the sales of its existing product portfolio. Sciele also plans to accelerate growth by launching line extensions to its current products and by acquiring or licensing approved products or late stage development products and other businesses. Sciele plans to focus on products which complement its cardiovascular, diabetes, women’s health and pediatric categories that allow it to leverage its existing sales force infrastructure.

Sciele currently markets and sells 21 products, 11 of which are actively promoted and which accounted for approximately 87% of its total sales for the year ended December 31, 2007. Sciele promotes its products through a nationwide sales and marketing force, targeting high-prescribing primary care physicians, endocrinologists, cardiologists, obstetricians and gynecologists, and pediatricians.

Sciele Projections.  In connection with Shionogi’s due diligence review, Sciele provided to Shionogi certain projected and budgeted financial information concerning Sciele. Sciele advised Shionogi, as well as Goldman, Sachs & Co. and Goldman Sachs Japan Co., Ltd. (together, “Goldman Sachs”), that Sciele’s internal financial forecasts (upon which the projections provided to Shionogi were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

It is Shionogi’s understanding that these projections:

•	were based on the assumption that each of Sciele’s current drug candidates that are in various stages of clinical trials ultimately is approved by the U.S. Food and Drug Administration, without delay and for human use, following the conclusion of the pending trials and any subsequent trials that are anticipated by Sciele;

•	do not contemplate patent expirations beyond the five-year period covered by the projections;

•	assume no manufacturing issues that may hinder product supply;

•	assume that no additional write-offs associated with Sciele’s old Sular formula occur;

•	assume significant revenue contributions of yet-to-be identified and yet-to-be-acquired products;

•	assume that no product will be genericized or knocked-off during the five-year period covered by the projections;

•	assume that no new governmental regulations or adverse changes in managed care reimbursement or coverage will be adopted hindering Sciele’s ability to sell products;

•	assume that future cost growth will reflect and not exceed historical rates;

•	assume that Sciele’s future price increases will reflect and not be less than historical rates; and

•	reflect numerous other assumptions (not all of which were provided to Shionogi), all made by Sciele management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond Sciele’s control. Accordingly, there can be no assurance that the assumptions made by Sciele in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections provided by Sciele.

In addition to the foregoing assumptions, the projections reflect numerous other assumptions (not all of which were provided to Shionogi), all made by Sciele management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond Sciele’s control. Accordingly, there can be no assurance that the assumptions made by Sciele in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections provided by Sciele.

The inclusion of the projections in this Offer should not be regarded as an indication that any of Shionogi, Purchaser, Sciele or their respective affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because Sciele made them available to Shionogi in connection with Shionogi’s due diligence review of Sciele. None of Shionogi, Purchaser, Sciele or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on the projected information provided.

The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of Sciele to delay or cancel purchases of Sciele’s products and services pending the consummation of the Offer and the Merger or the clarification of Shionogi’s intentions with respect to the conduct of Sciele’s business thereafter. Any such delay or cancellation of customer sales is likely to affect adversely the ability of Sciele to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

It is Shionogi’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and Sciele’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Sciele may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The projections provided by Sciele management included the following for Sciele on a consolidated basis:

	Fiscal Year Ending December 31,
	2008	2009	2010	2011	2012
	(Millions of dollars)

Net Revenue	$467	$591	$772	$961	$1,056
Earnings Before Interest, Taxes, Depreciation and Amortization, and Stock-based Compensation Expense	171	225	310	402	438
Net Income	76	105	161	228	258

Additional Information.  Sciele is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Sciele’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9. Certain Information Concerning Purchaser and Shionogi.  Purchaser is a Delaware corporation incorporated on August 25, 2008, with principal executive offices at 1-8 Doshomachi 3-chome, Chuo-ku, Osaka, 541-0045. The telephone number of our principal executive offices is 011-81-6-6202-2161. To date, we have engaged in no activities other than those incidental to our formation, entry into the Merger Agreement and commencement of the Offer. Purchaser is an indirect wholly owned subsidiary of Shionogi.

Shionogi & Co., Ltd. is a major research-driven Japanese pharmaceutical manufacturer whose primary businesses are research and development, manufacturing, marketing, and import and export sales of pharmaceuticals and diagnostics, and is a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan formed in 1919, with principal executive offices at 1-8 Doshomachi 3-chome, Chuo-ku, Osaka, 541-0045, Japan, telephone number 011-81-6-6202-2161.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Shionogi and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (a) none of Purchaser, Shionogi and, to Purchaser’s and Shionogi’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Shionogi, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Sciele; (b) none of Shionogi, Purchaser and, to Shionogi’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Sciele during the past 60 days; (c) none of Shionogi, Purchaser and, to Shionogi’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Sciele (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Shionogi, Purchaser, their subsidiaries or, to Shionogi’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Sciele or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Shionogi, Purchaser, their subsidiaries or, to Shionogi’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Sciele or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Shionogi, Purchaser and, to Shionogi’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Shionogi, Purchaser and, to Shionogi’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Shionogi is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) Shionogi will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10. Source and Amount of Funds.  We will need approximately $1.4 billion to purchase all Shares pursuant to the Offer, to cash out certain stock options, to fund amounts which may become due and payable under the Convertible Notes and to pay related fees and expenses and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer. Shionogi will provide us with sufficient funds to satisfy these obligations. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

Shionogi has received a debt commitment letter (the “Commitment Letter”), dated as of September 1, 2008, from Goldman Sachs Japan Co., Ltd. pursuant to which, subject to the conditions set forth therein, Goldman Sachs Japan Co., Ltd. has committed to provide Shionogi an unsecured senior bridge loan facility (the “Senior Bridge Facility”) for the Japanese yen equivalent of approximately $1.0 billion for the purpose of financing the Offer and the Merger and paying fees and expenses related to the Offer and the Merger. The definitive documentation that will govern the Senior Bridge Facility (the “Definitive Loan Documentation”) has not been finalized and, accordingly, the actual terms of the Senior Bridge Facility may differ from those described in the Offer. In addition, Shionogi has approximately ¥67.8 billion, the equivalent of $627 million, cash on hand, as of June 30, 2008 (the last publicly available figures), of which ¥47 billion, the equivalent of $435 million, will be used to finance the Offer and the Merger and to pay related fees and expenses.

Conditions Precedent to the Funding of the Senior Bridge Facility.

The availability of the Senior Bridge Facility is subject to the following conditions:

•	compliance with the terms of the Commitment Letter, term sheet attached thereto and the fee letter relating thereto (and, in the event Shionogi breaches any of the provisions of those documents, Goldman Sachs Japan Co., Ltd. has the right to terminate the commitment with immediate effect);

•	there not occurring any event or circumstance in relation to the transactions contemplated by the Commitment Letter which would result in a party to the Commitment Letter, Purchaser or Sciele acting contrary in any material respect to any material law, regulation, treaty or official directive applicable to it;

•	the negotiation, execution and delivery of the Definitive Loan Documentation (and other customary closing documents) which reflect the terms and conditions of the Commitment Letter, the term sheet attached thereto and the fee letter relating thereto;

•	the payment of all fees and expenses due under the Commitment Letter and the fee letter relating thereto;

•	satisfaction of the Minimum Condition as set forth in the Merger Agreement and completion of the Offer in accordance with its terms and all applicable rules and regulations;

•	there not occurring since December 31, 2007, a Company Material Adverse Effect (defined in “Section 15—Conditions of the Offer”);

•	finalization of the capital, lending and tax structure for the Offer, the Merger and any subsequent reorganization, to include structure papers, all in form and substance satisfactory to Goldman Sachs Japan Co., Ltd.;

•	all competition, governmental and other approvals and consents which in the opinion of Goldman Sachs Japan Co., Ltd. or in the opinion of its advisors are required or desirable in relation to the Offer and the Merger being obtained;

•	commencing from October 16, 2008, there being in the reasonable opinion of Goldman Sachs Japan Co., Ltd., no material adverse change in the domestic or international loan, capital or financial markets generally since October 16, 2008;

•	utilization of a minimum of cash of ¥40 billion (the Japanese yen equivalent of approximately $367 million) from the Shionogi balance sheet to partially fund the Offer and the Merger; and

•	the other conditions precedent contained in the term sheet attached to the Commitment Letter.

The Senior Bridge Facility.

General.  The Senior Bridge Facility will be an unsecured facility under which Shionogi will be the borrower. The entire amount available under the Senior Bridge Facility will be drawn on the closing date of the Offer. Any funds not immediately needed when drawn on the closing date of the Offer will be deposited in an escrow account and released if the applicable conditions precedent set forth in the term sheet are satisfied. No alternative financing arrangements or alternative financing plans have been made in the event that the Senior Bridge Facility is not available as anticipated. Goldman Sachs Japan Co., Ltd. has been appointed as lead arranger, underwriter, bookrunner and facility agent for the Senior Bridge Facility. However, the financing is not a condition to the Offer or the Merger.

Interest Rate and Fees.  Borrowings under the Senior Bridge Facility are expected to bear interest at a rate equal to one month TIBOR (Tokyo Interbank Offered Rate) plus an applicable margin. In addition, Shionogi will pay customary commitment and other fees.

Term and Prepayments.  The term of the Senior Bridge Facility will be 364 days from the execution date of the Definitive Loan Documentation. Shionogi will be entitled, on any date, to repay all or a part of the principal amount of the Senior Bridge Facility and will be required to prepay a portion of the Senior Bridge Facility, upon customary terms, from debt and equity issuances and asset sales.

Other Terms.  The Definitive Loan Documentation governing the Senior Bridge Facility will contain representations, warranties, affirmative and negative covenants and events of default customary for similar financings.

The foregoing summary description of the Commitment Letter is qualified in its entirety by reference to the Commitment Letter itself, a copy of which Purchaser has filed as an exhibit to the Schedule TO filed with the SEC in connection with the Offer (together with any amendments, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”), which you may examine and copy as set forth in “Section 8—Certain Information Concerning Sciele” above.

11.  Background of the Offer.  Information in this section regarding telephone conversations, meetings and other contacts or activities that did not involve Shionogi, the board of directors of Shionogi or representatives of Shionogi has been furnished by Sciele.

Shionogi continually evaluates its strategic opportunities to strengthen its business and deliver long-term value to its stockholders. As part of its long-term strategic planning, Shionogi has identified global expansion of its pharmaceutical business as an integral part of its long-term strategy. On January 21, 2008, Shionogi’s management committee, composed of executives and other key employees, met to review sales and profit forecasts through 2020 and upcoming challenges, including the expiration of certain royalty payment streams. The management committee determined that the optimal method for achieving global expansion, maintaining sales growth and addressing these challenges would be the acquisition of an established U.S. pharmaceutical corporation due to the expected benefits of:

•	allowing Shionogi to take advantage of already existing infrastructure in the U.S., the leading pharmaceutical market, and thus avoiding a number of complications associated with building a U.S. business from the ground up, such as being unable to launch products in a timely manner; and

•	facilitating the direct marketing of new products and decreasing dependence on royalty revenues from licensees.

Shionogi then sought to identify a suitable U.S. pharmaceutical acquisition target with an infrastructure to support marketing Shionogi’s products, but that would not require a large amount of post-acquisition restructuring.

On April 28, 2008, the Shionogi management committee reconvened and after considering a number of candidate corporations for acquisition targets, selected Sciele as the preferred candidate. The selection of Sciele was based on the strength of its management team, record of successful product acquisitions, product development, relationship with the FDA, maximization of the value of its intellectual property rights, and sales and marketing force. The committee agreed to open a dialogue with Sciele and formulated a tentative schedule for and appointed Goldman Sachs to serve as its financial advisor for the transaction.

On April 29, 2008, on behalf of Shionogi, Goldman Sachs contacted Jon Saxe, a member of the Sciele Board to express interest in discussing a possible business combination transaction between Sciele and Shionogi.

On May 29, 2008, Shionogi and Sciele, with the assistance of their respective legal counsel and advisors (for Sciele, Paul, Hastings, Janofsky & Walker LLP as its legal advisor (“Paul Hastings”) and UBS as its financial advisor, and for Shionogi, Davis Polk & Wardwell as its legal advisor and Goldman Sachs as its financial advisor), negotiated a confidentiality and standstill agreement, which protects as confidential all conversations between and information exchanged by the companies, and then executed such agreement on the same day.

On June 4 and 5, 2008, Shionogi representatives, including Dr. Isao Teshirogi, Shionogi’s president and representative director and other Shionogi executives met with Messrs. Patrick Fourteau (CEO), Darrell Borne (EVP and CFO), Ed Schutter (President and COO), Leslie Zacks (EVP and Chief Legal and Compliance Officer) and Larry Dillaha (EVP and Chief Medical Officer) in Atlanta at Paul Hastings’ offices for preliminary discussions to learn more about Sciele’s business model. Goldman Sachs also attended these meetings. Following Shionogi’s visit to Atlanta, Shionogi engaged additional advisors in preparation for making an initial offer, including McKinsey & Co. as its business advisor, Towers Perrin as its human capital advisor and Deloitte Touche as its tax and accounting advisor. Following these meetings Dr. Teshirogi and Mr. Fourteau regularly communicated by e-mail and telephone.

On June 11, 2008, Dr. Teshirogi, through Goldman Sachs, sent a letter to Mr. Fourteau confirming that both parties were committed to further exploring a potential transaction. The letter included an appendix with a series of questions addressing, among other things, management retention, five-year financial projections, the introduction of the new formulation of the drug Sular, product returns, pipeline products, and outstanding Shares. On the same day, Mr. Fourteau and Dr. Teshirogi discussed, via telephone, further diligence matters and a timeline for the diligence process.

In response to Shionogi’s June 11, 2008 diligence requests, on June 17, 2008, Dr. Teshirogi received from Mr. Fourteau an initial draft of Sciele’s five-year business plan together with responses to many of Shionogi’s diligence requests on June 17, 2008, and a letter from Mr. Fourteau on June 18, 2008 that responded to the remainder of Shionogi’s diligence requests.

During June 19-27, 2008, Sciele and Shionogi continued to communicate with respect to a potential transaction and diligence. On June 19, 2008, Mr. Fourteau and Dr. Teshirogi discussed further diligence and Dr. Teshirogi informed Mr. Fourteau that Shionogi intended to deliver a preliminary expression of interest by June 30, 2008. On June 23, 2008, Goldman Sachs transmitted to Sciele’s financial advisor an additional diligence request on behalf of Shionogi for clarifications related to the five-year projections from Sciele. Dr. Teshirogi and Mr. Fourteau communicated with respect to arrangements for Sciele’s virtual data room and the process for moving forward with discussions and related matters. On June 23, 2008, Dr. Teshirogi also telephoned Mr. Fourteau and expressed Shionogi’s intent to submit an initial proposal for an acquisition of Sciele. On June 24, 2008, Sciele made its updated final five-year business plan available in its virtual data room. Between June 24 and 27, 2008, additional information about Sciele was received by Goldman Sachs in response to its June 23, 2008 diligence request and, via teleconference, Shionogi, Sciele, and their respective financial advisors discussed the assumptions related to Sciele’s five-year projections.

On June 30, 2008, a number of Shionogi directors met and approved the terms of an initial non-binding proposal to acquire Sciele at an informal board meeting. Based on this approval, on June 30, 2008, Dr. Teshirogi sent a non-binding proposal letter to Mr. Fourteau concerning a potential acquisition of 100% of Sciele’s outstanding equity in an all cash transaction at a price of $28.50 per share. The proposal was subject to completion of confirmatory due diligence and execution of definitive agreements and requested that Sciele agree to an exclusivity period.

On July 1, 2008, Mr. Fourteau and Dr. Teshirogi discussed potential transaction values and exclusivity obligations. Mr. Fourteau communicated that the proposed transaction price contained in Shionogi’s June 30, 2008 letter did not adequately reflect Sciele’s own views of its value and refused to agree to an exclusivity period. Sciele’s financial advisor communicated this same message to Goldman Sachs and informed Goldman Sachs that Sciele had been approached by another potential transaction party and would be giving that party a management presentation.

On July 24, 2008, Shionogi was granted access to a data room of Sciele to begin due diligence of Sciele.

On July 24, 2008, Mr. Fourteau and Mr. Schutter visited Shionogi’s corporate headquarters in Osaka, Japan and met with Shionogi’s board of directors. Mr. Fourteau and Mr. Schutter presented an updated overview of Sciele’s business and discussed Sciele’s financial projections. At these meetings, Mr. Fourteau expressed Sciele’s disappointment with the initial offer price, but acknowledged the responsibility that Shionogi has to its shareholders and that Shionogi had offered a premium to Sciele’s share price. Mr. Fourteau emphasized the potential of the newly introduced ADX-415 and the extension of current patents for existing drugs as a basis for increasing the offer price. After reviewing its valuation analysis for Sciele with Goldman Sachs, and after consulting with members of Shionogi’s board of directors, Dr. Teshirogi decided to increase Shionogi’s offer price. During the meetings, Dr. Teshirogi requested that he be allowed to address the Sciele Board at its upcoming meeting to be held on July 31 and August 1, 2008.

On July 28, 2008, Dr. Teshirogi sent a non-binding proposal letter to Sciele proposing to acquire 100% of Sciele’s outstanding equity in an all cash transaction at a price of $30.50 per share. This second Shionogi proposal was also subject to confirmatory due diligence and incorporated the June 30 letter by reference.

On August 1, 2008, Dr. Teshirogi and Yasuhiro Mino, Shionogi’s Senior Executive Officer, attended a meeting of the Sciele Board in Vancouver, Canada. At the meeting, Dr. Teshirogi presented to the Sciele Board an overview of Shionogi’s business and Shionogi’s proposed transaction, including anticipated synergies, reasons for the transaction and plans for how Sciele would be managed and operated going forward.

On August 3, 2008, Mr. Fourteau sent an e-mail to Dr. Teshirogi that expressed the Sciele Board’s positive view of the transaction following the August 1 meeting and confirmed Sciele’s decision to proceed with discussions related to Shionogi’s second proposal letter.

On August 4, 2008, Sciele’s financial advisor informed Goldman Sachs that the potential strategic fit between Sciele and Shionogi and the speed and certainty of Shionogi’s proposal were positively received, but suggested that Shionogi would need to increase its proposed acquisition price. Sciele’s financial advisor suggested that Sciele would be amenable to a two-week due diligence process followed by a meeting to determine if agreement could be reached on acquisition price.

On August 4, 2008, Dr. Teshirogi sent a letter to Mr. Fourteau reconfirming Shionogi’s agreement to proceed based on Mr. Fourteau’s August 3, 2008 e-mail. Advisors to Shionogi then commenced due diligence by accessing a virtual data room.

During August 11-15, 2008, Shionogi and its advisors conducted due diligence at Paul Hastings’ Atlanta, Georgia office. Meetings were attended by representatives from Shionogi, Goldman Sachs, Davis Polk & Wardwell, Deloitte Touche (Shionogi’s tax and accounting advisor), Towers Perrin (Shionogi’s human capital advisor) and McKinsey (Shionogi’s business advisor) and Sciele, UBS, Paul Hastings, Ernst & Young (Sciele’s tax advisor), KPMG (Sciele’s independent outside auditor) and BDO Seidman (Sciele’s former independent outside auditor). Discussions concerned, among other things, accounting policies, tax issues, regulatory and litigation matters, contracts, employee compensation, pensions, licensing, R&D strategy, patents and sales and marketing strategy. On August 14, 2008, Paul Hastings provided a first draft of the Merger Agreement to Davis Polk & Wardwell.

During August 14-26, 2008, Shionogi, together with Davis Polk & Wardwell and Goldman Sachs, reviewed the terms of the Merger Agreement draft and prepared comments, which were sent to Paul Hastings on August 26, 2008.

On August 20, 2008, by teleconference, Shionogi, Davis Polk & Wardwell and Goldman Sachs Japan Co., Ltd. discussed the Merger Agreement, tender and voting agreement and disclosure schedule. That evening Shionogi and Goldman Sachs Japan Co., Ltd. discussed with representatives of Sciele plans for communication of an agreement to Sciele’s employees, in the event that such an agreement be reached.

During August 21-22, 2008, Davis Polk & Wardwell and Goldman Sachs Japan Co., Ltd. met with Dr. Teshirogi, Mr. Mino, and Sachio Tokaji, Shionogi’s Senior Executive Officer, in Osaka, Japan, and discussed the acquisition structure and the status of negotiations of the Merger Agreement, the tender and voting agreement, the employment agreement, the due diligence, valuation analysis and the communications materials, and then Shionogi, Davis Polk & Wardwell and Goldman Sachs Japan Co., Ltd. met via teleconference to discuss negotiations of the Merger Agreement.

On August 23, 2008, Paul Hastings provided a revised draft of the Merger Agreement. After Shionogi, Davis Polk & Wardwell and Goldman Sachs Japan Co., Ltd. reviewed and discussed this revised draft via teleconference, on August 24, 2008 Davis Polk & Wardwell and Paul Hastings commenced negotiations of the Merger Agreement.

On August 25, 2008, Shionogi held a meeting of its board of directors to prepare for meetings with Sciele in San Francisco, California. Goldman Sachs Japan Co., Ltd. proposed terms to Shionogi for the partial financing of the transaction.

On August 26, 2008, Davis Polk & Wardwell and Paul Hastings met in San Francisco, California to negotiate the Merger Agreement, based on comments provided by Davis Polk & Wardwell. Prior to leaving for San Francisco, Dr. Teshirogi explained the transaction to Shionogi’s board of auditors.

During August 27-28, 2008, representatives of Shionogi and Sciele met in San Francisco, California. Shionogi’s team consisted of Dr. Teshirogi, Mr. Mino, Shinya Matsuzawa, Shionogi’s general counsel, Sapan Shah,

President and CEO of Shionogi USA, Inc., and its advisors Davis Polk & Wardwell and Goldman Sachs. Sciele’s team consisted of Mr. Fourteau, Jerry Griffin, Pierre Lapalme and Mr. Saxe, Sciele’s directors, Mr. Borne and Leslie Zacks, Sciele’s general counsel, from Sciele and its legal and financial advisors.

On August 28, 2008, Shionogi and Sciele reached a preliminary agreement on price and the principal terms of the Merger Agreement. During these negotiations Shionogi revised its proposed acquisition price to $31.00 per share. Following these negotiations, Towers Perrin joined the meetings and the parties negotiated the form of the restated employment agreements and the compensation and benefits arrangements for Sciele’s executive officers. Also on August 28, 2008, Shionogi delivered to Sciele a copy of a commitment letter signed by Goldman Sachs Japan Co., Ltd.

On August 29, 2008, the transaction teams finalized definitive transaction documents and negotiated and documented the restated employment agreements with Sciele’s executives, which will become effective upon the closing of the transaction.

On September 1, 2008, Shionogi’s board of directors approved the Offer and the Merger. Shionogi and Sciele then executed the Merger Agreement, issued a press release and held a press conference in Tokyo, Japan to announce the transaction.

12.	Purpose of the Offer; Plans for Sciele; Stockholder Approval; Appraisal Rights.

Purpose of the Offer.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Sciele. The Offer, as the first step in the acquisition of Sciele, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Sciele not purchased pursuant to the Offer or otherwise.

Plans for Sciele.  Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Sciele will, except as set forth in this Offer to Purchase, be continued as a stand-alone business unit substantially as they are currently being conducted. Shionogi will continue to evaluate the business and operations of Sciele during and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Shionogi intends to work with Sciele’s management as part of a comprehensive review of Sciele’s business, operations, capitalization and management with a view to optimizing development of Sciele’s potential in conjunction with Shionogi’s business.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Shionogi will be entitled to designate representatives to serve on the Sciele Board in proportion to our ownership of Shares following such purchase, provided, that, prior to the Merger Effective Time Sciele’s board shall retain from the members the number who were members of the Sciele board immediately prior to the Acceptance Time and who were not officers of Sciele (the “Continuing Directors”) such number of “independent directors” (as defined by The NASDAQ Marketplace Rules) as may be required by such rules or U.S. federal securities laws prior to the time that we accept Shares for payment pursuant to the Offer.

Shionogi currently intends, promptly after consummation of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of Shionogi or its affiliates to serve as directors of Sciele. We expect that such representation on the Sciele Board would permit us to exert substantial influence over Sciele’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the outstanding Shares, we expect to merge Purchaser with and into Sciele. We currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of Sciele. See “Section 13—The Transaction Documents—The Merger Agreement.”

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Sciele or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Sciele Board or management, any material change in the Sciele’s capitalization or dividend policy or any other material change in Sciele’s corporate structure or business.

If, for any reason following completion of the Offer, the Merger is not consummated, Shionogi and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Stockholder Approval.  Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we could, and we intend to, effect a Merger under the short-form merger provisions of the DGCL without prior notice to, or any action by, any other Sciele stockholder. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Merger by Sciele’s stockholders. Approval of the Merger Agreement and the Merger requires the approval of holders of not less than a majority of the outstanding Shares, including the Shares owned by us. Thus, assuming that the Minimum Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other Sciele stockholder, to satisfy the stockholder approval requirement to approve the Merger. Pursuant to the Merger Agreement, Sciele has agreed to promptly call, give notice of, convene and hold a meeting of Sciele’s stockholders in accordance with its certificate of incorporation, bylaws, applicable law and The NASDAQ Marketplace Rules to consider and take action upon the Merger Agreement if stockholder approval is required to effect the Merger.

Appraisal Rights.  No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures under the DGCL. Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with a fair rate of interest, if any, determined by a Delaware court for Shares held by such holder. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Sciele a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

Failure to comply with the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

13.	The Transaction Documents.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Shionogi, Purchaser or Sciele. Such information can be found elsewhere in this Offer to Purchase.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than ten calendar days after the date of the Merger Agreement, which was September 1, 2008. The obligations of Purchaser to (and the obligations of Shionogi to cause Purchaser to) to purchase, accept for payment, and pay for, Shares tendered pursuant to the Offer are subject only to the satisfaction or waiver of certain conditions (the “Offer Conditions”) that are described in “Section 15—“Conditions of the Offer.” Purchaser expressly reserves the right to increase the Offer Price and to waive any of the Offer Conditions and/or modify the terms of the Offer, except that without the consent of Sciele, Purchaser shall not (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) change or waive the Minimum Condition; (iv) extend the Offer, except (A) as required by applicable law, (B) in connection with an increase in the Offer Price of at least $0.25 per Share so as to comply with applicable SEC rules and regulations, or (C) as otherwise set forth in the next paragraph; (v) change the form of the consideration payable in the Offer; (vi) amend, modify or supplement the Offer Conditions or terms of the Offer in any manner adverse to the holders of Shares; or (vii) impose any condition to the Offer other than the Offer Conditions.

The Merger Agreement provides that if at the scheduled Expiration Date any of the conditions to the obligation to purchase the Shares have not been satisfied or waived, Purchaser shall, subject to the rights of the parties under Article 8, extend (and re-extend) the Offer for one or more periods of not more than ten business days each until the earlier to occur of (i) a date as of which all of the Offer Conditions have been satisfied or waived and (ii) March 31, 2009. Purchaser shall also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by any other law. Purchaser is required to accept and pay for Shares validly tendered and not withdrawn as promptly as practicable following the later of (i) the earliest date as of which Purchaser is legally permitted to accept such tendered Shares and (ii) the earliest date as of which each of the Offer Conditions is satisfied or waived.

Subsequent Offering Period.  The Merger Agreement provides that following the Acceptance Time, Purchaser may, without the consent of Sciele, make available a Subsequent Offering Period in accordance with Rule 14d-11 of the Exchange Act for up to 20 business days if at the commencement of the Subsequent Offering Period, the number of Shares owned by Shionogi, Purchaser and their respective subsidiaries represent less than 90% of the outstanding number of Shares. The Merger Agreement obligates Purchaser to provide for a Subsequent Offering Period of at least ten business days, if requested by Sciele, in the event that, at the Acceptance Time, Shionogi, Purchaser and their respective subsidiaries own more than 80% but less than 90% (inclusive of Shares issuable pursuant to the Top-Up Option described below) of the Shares outstanding at that time. Purchaser is required to accept and pay for Shares validly tendered during the Subsequent Offering Period as promptly as practicable after such Shares are so tendered.

Top-Up Option.  Sciele granted Purchaser a Top-Up Option to purchase from Sciele Top-Up Option Shares equal to the number of Shares that when added to the number of Shares owned by Purchaser immediately prior to the exercise thereof, constitutes one share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. Purchaser may pay the exercise price for the Top-Up Option, at its election, either (i) in cash or (ii) by paying cash in an amount not less than the aggregate par value of the Top-Up Option Shares and by delivering to Sciele a promissory note having a principal amount equal to the remainder of the exercise price. Upon exercise of the Top-Up Option, Purchaser is required to cause the Merger to occur as promptly as practicable following the issuance of the Top-Up Option Shares. The Top-Up Option shall not be exercisable if the exercise thereof would require the sale of 20% or more of the capital stock of Sciele requiring approval of the holders of Sciele’s Shares pursuant to the rules of NASDAQ (and a waiver of or exemption from such requirement is not obtained). Sciele shall use commercially reasonable efforts to obtain such a waiver or exemption.

Directors.  The Merger Agreement provides that after the Acceptance Time, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the Sciele Board that is in the same proportion as the percentage of Shares then owned by Purchaser or other subsidiaries of Shionogi, after giving effect to the election of such directors, to the total number of Shares outstanding. Sciele is required under the Merger Agreement to use commercially reasonable efforts to take all actions available to Sciele to cause Purchaser’s designees to be elected or appointed to the Sciele Board, provided that the Sciele Board must always have such number of members of the Sciele Board who were members of the Sciele Board immediately prior to the Acceptance Time and who are not officers of Sciele as required by NASDAQ rules or U.S. federal securities laws. Subject to applicable law and NASDAQ rules, Sciele will also cause the individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Sciele Board and the board of directors of each subsidiary of Sciele (and each committee thereof) that represents the same percentage as such individuals represent on the Sciele Board.

Following the election or appointment of Purchaser’s designees and until the Merger Effective Time, the approval of a majority of the Continuing Directors, (or if there should only be one or two Continuing Directors then in office, all of the Continuing Directors then in office) will be required to authorize (and such authorization will constitute the authorization of the Sciele Board):

•	any amendment, modification or termination of the Merger Agreement by Sciele;

•	any extension of time for performance of any of the obligations or other acts of Shionogi or Purchaser;

•	any waiver of any condition to any obligation of Sciele or any waiver or exercise of any right of Sciele under the Merger Agreement;

•	any amendment to Sciele’s certificate of incorporation or by-laws;

•	any authorization of any agreement between Sciele, on the one hand, and Shionogi, Purchaser or any of their affiliates, on the other hand; or

•	any other action by Sciele with respect to the Merger Agreement, the Offer or the Merger, other than Sciele’s performance of its obligations under the Merger Agreement, including the consummation of the Merger, and other actions that would not reasonably be expected to adversely affect the interests of Sciele’s stockholders.

The Merger.  The Merger Agreement provides that, at the Merger Effective Time, Purchaser will be merged with and into Sciele with Sciele being the Surviving Corporation. Following the Merger, the separate existence of Purchaser will cease, and Sciele will continue as the Surviving Corporation, wholly owned by Shionogi. The directors of Purchaser immediately prior to the Merger Effective Time will be the directors of the Surviving Corporation. The officers of Sciele immediately prior to the Merger Effective Time will be the initial officers of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Merger Effective Time, each Share that is held by Sciele, Shionogi, Purchaser, or by their wholly owned subsidiaries, shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

Each Share issued and outstanding immediately prior to the Merger Effective Time (other than Shares to be canceled in accordance with the foregoing sentence and Appraisal Shares (as defined below)) shall be canceled and converted into the right to receive the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes (the “Merger Consideration”). As of the Merger Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate formerly representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

Shares outstanding immediately prior to the Merger Effective Time held by a holder who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into a right to receive the Merger Consideration. Such stockholder shall be entitled to receive payment of the fair value of such Shares in accordance with the provisions of Section 262 of the DGCL. However, if such holder fails to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Merger Effective Time into the right to receive the Merger Consideration.

Equity Based Compensation Plans and Awards.  The Merger Agreement provides that each Option (as defined herein) to purchase Shares pursuant to the Stock Plans (as defined herein) outstanding immediately prior to the Merger Effective Time (whether or not then vested or exercisable) will become fully vested and canceled as of immediately following the Merger Effective Time and converted into the right to receive at such time a lump sum cash amount equal to the Option Consideration (as defined herein) for each Share then subject to the Option (without interest and net of taxes). If the Option Consideration is a negative number, no such cash payment will be due and owing. “Option Consideration” means, with respect to each Share issuable under a particular Option, an amount equal to (i) the Merger Consideration per Share, less (ii) the exercise price payable in respect of each Share issuable under such Option. “Option” means any option granted, and, immediately before the Merger Effective Time not exercised, expired or terminated, to a current or former employee, director or independent contractor of Sciele or any of its subsidiaries or any former subsidiary or predecessor thereof to purchase Shares pursuant to the Stock Plans. “Stock Plans” means the First Horizon Pharmaceutical Corporation 2000 Stock Plan, the First Horizon Pharmaceutical Corporation 2002 Stock Plan, the First Horizon Pharmaceutical Corporation 2003 Stock Option Plan and the Sciele Pharma, Inc. 2007 Stock Incentive Plan.

The Merger Agreement further provides that each share of restricted stock, each restricted share unit and each deferred stock unit granted pursuant to the Stock Plans outstanding immediately prior to the Merger Effective Time, will be converted immediately prior to the Merger Effective Time into the right to a cash payment equal to the Merger Consideration (net of applicable taxes). Such restrictions will lapse immediately following the Merger Effective Time, at which time the payment shall be made.

Representations and Warranties.  In the Merger Agreement, Sciele has made representations and warranties to Shionogi and Purchaser, including representations relating to: organization of Sciele and organization, existence and good standing of Sciele’s subsidiaries; Sciele’s capitalization; authorization of Sciele and the absence of conflicts with or consents required in connection with the Merger Agreement; Sciele’s subsidiaries; Sciele’s public information; absence of material adverse changes; legal proceedings; disclosure documents; broker’s and finder’s fees; employee benefit plans; opinion of Sciele’s financial advisor; taxes; environmental matters; compliance with laws; intellectual property; employment matters; insurance; material contracts; real property; and the Delaware takeover statute.

In the Merger Agreement, Shionogi and Purchaser have made representations and warranties to Sciele, including representations relating to: organization and existence; authorization with respect to the Merger Agreement; the absence of conflicts with or consents required in connection with the Merger Agreement; information supplied; availability of funds; broker’s or finder’s fees; ownership of Sciele’s common stock; absence of litigation; other agreements or understandings with Sciele’s directors or officers; and acknowledgement that Sciele makes no representations in addition to those described above.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the Merger Agreement for purposes of the representations and warranties and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Sciele or Shionogi or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Shionogi’s or Sciele’s public disclosures.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement to the Acceptance Time, except as contemplated by the Merger Agreement (including in Sciele’s disclosure schedule) and unless Shionogi otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Sciele and its subsidiaries shall use commercially reasonable efforts to (i) conduct their business in the ordinary course of business and consistent in all material respects with past practice (ii) maintain and preserve intact the material aspects of their business organizations and to maintain their significant beneficial business relationships and (iii) retain the services of their present key employees and comply in all material respects with all applicable laws and the requirements of all material contracts.

Between the date of the Merger Agreement and the Acceptance Time, Sciele is subject to specified operating covenants and restrictions, including restrictions relating to: the purchase, sale or encumbrance of material property or material assets; acquisitions, mergers, consolidations and asset purchases; amendment of charter documents and bylaws; declaration, setting aside or payment of dividends; split, combination, subdivision, reclassification, redemption or purchase of outstanding stock and other securities; issuance, sale or pledge of stock; indebtedness; compensation of directors, employees, agents or consultants; employee benefit plans; tax matters; changes in financial accounting methods; settlement or compromise of litigation; capital expenditures; making loans, advances, capital contributions, or investments; arrangements limiting or restricting the business of Sciele or the Surviving Corporation; leasing or subleasing of real property; amendment, modification or termination of material contracts; engagement in new business activities; insurance coverage; actions that would reasonably be expected to result in any of the Offer Conditions not being satisfied or prevent or materially delay or impede consummation of the Merger.

The Merger Agreement provides that, from the date of the Merger Agreement to the Merger Effective Time, except as contemplated by the Merger Agreement, or with Sciele’s consent, Shionogi and Purchaser will not take any action that would reasonably be expected to materially delay, impair or prevent completion of the Offer or the Merger. Such undertaking by Shionogi and Purchaser does not, however, preclude them from exercising their rights under the Merger Agreement, including their right to terminate the Merger Agreement in the circumstances described under “Termination” below.

Stockholders Meeting; Board Recommendation.  The Merger Agreement provides that, if the adoption of the Merger Agreement by Sciele’s stockholders is required by applicable law, Sciele will, at Shionogi’s request, as soon as practicable following the Acceptance Time, duly call and give notice of, convene and hold a meeting of its stockholders for the purpose of adopting the Merger Agreement. Shionogi agrees to cause all Shares then owned by Shionogi and Purchaser and their subsidiaries to be voted in favor of the adoption of the Merger Agreement. Notwithstanding the foregoing, under the Merger Agreement, if Shionogi, Purchaser and any other Shionogi subsidiary shall collectively acquire at least 90% of the then outstanding Shares, Shionogi and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable (and in any event within five business days) after the expiration of the Offer without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Pursuant to the Merger Agreement, except as provided below, the Sciele Board shall not (i) withdraw or modify, or propose publicly to withdraw or modify, the recommendation by the Sciele Board that its stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement (the “Board Recommendation”) or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (as defined below). Any action described in clause (i) or (ii) shall constitute a “Company Adverse Recommendation Change”.

However, the Sciele Board may, in response to a bona fide written Takeover Proposal made after the date of the Merger Agreement that did not result from a breach of Section 6.8 of the Merger Agreement that Sciele Board determines in good faith (after consultation with Sciele’s outside counsel and financial advisor) constitutes a Superior Proposal (as defined below), (i) withdraw or modify, or propose publicly to withdraw or modify, the Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend such Superior Proposal, or (iii) after terminating the Merger Agreement in accordance with paragraph (e) of “Section 13—The Transaction Documents—The Merger Agreement—Termination”, enter into a binding written agreement concerning such Superior Proposal, if, in any such case, the Sciele Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable law.

Neither Sciele nor the Sciele Board shall take any action referred to in (i), (ii) or (iii) of the preceding paragraph or terminate the Merger Agreement pursuant to paragraph (e) of “Section 13—The Transaction Documents—The Merger Agreement—Termination”, unless Sciele promptly notifies Shionogi, in writing at least four business days before taking such action, of its intention to do so and attaches the most current version of the proposed agreement under which the Superior Proposal is consummated and the identity of the third party making the Takeover Proposal and Shionogi does not make, within four business days of receipt of such notification, an offer that is at least as favorable to stockholders of Sciele as such Superior Proposal. A material amendment to the financial or other terms of such Superior Proposal shall require new written notification by Sciele and a new four business-day period.

No-Solicitation Provisions.  Section 6.8 of the Merger Agreement provides that, except as provided below, Sciele and its subsidiaries, as well as their respective officers, directors, agents and representatives, shall not directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any Takeover Proposal, (ii) enter into any agreement, agreement-in-principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other instrument relating to a Takeover Proposal, or (iii) participate or engage in any discussions or negotiations regarding, or furnish to any person any non-public information for the purpose of encouraging or facilitating, any Takeover Proposal.

However, the Merger Agreement also provides that Sciele may refer any third party to such no-solicitation restrictions of the Merger Agreement and if, in response to a bona fide written Takeover Proposal made after the date of the Merger Agreement that did not result from a breach of Sciele’s no-solicitation covenants described above, the Sciele Board determines in good faith, after consultation with Sciele’s outside counsel and Sciele’s financial advisor, that such takeover proposal constitutes or is reasonably likely to lead to a Superior Proposal, Sciele may (i) furnish information with respect to Sciele and its subsidiaries to the person making such Takeover Proposal (and its representatives) but only pursuant to a confidentiality agreement with them no less favorable to Sciele than the confidentiality agreement with Shionogi (except that such confidentiality agreement shall contain additional provisions that expressly permit Sciele to comply with certain provisions of the Merger Agreement), provided that prior to or concurrently with its delivery of non-public information to such person Sciele delivers to Shionogi all such information not previously provided to Shionogi; or (ii) participate or engage in discussions or negotiations with such person and its representatives and potential financing sources regarding such Takeover Proposal.

The Merger Agreement contains a provision that Sciele shall provide Shionogi with oral and written notice, in no event later than one business day after Sciele’s receipt of any written Takeover Proposal, that indicates the identity of the person making such Takeover Proposal, and the material terms and conditions thereof (and shall include with such notice copies of any written materials received from or on behalf of such person relating thereto), and thereafter shall keep Shionogi reasonably informed of all developments affecting the status and terms of such Takeover Proposal (and Sciele shall provide Shionogi with copies of any additional material documents received therewith).

The Merger Agreement further contains a provision that the Sciele Board may (i) comply with Rule 14d-9 or 14e-2 (a) of the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or issue a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) make any disclosure to Sciele’s stockholders if, in the case of a disclosure described in this clause (ii), the Sciele Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable law provided, however, that in no event shall the Sciele board or a committee thereof take any action prohibited as a Company Adverse Recommendation Change except as permitted by the Merger Agreement as described above.

As used in the Merger Agreement, a “Takeover Proposal” means any proposal or offer from any person (other than Shionogi, Purchaser or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) for (i) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Sciele and Sciele’s subsidiaries (including securities of Sciele’s subsidiaries) equal to 20% or more of Sciele’s consolidated assets, (ii) the acquisition from Sciele (whether in a single transaction or a series of related transactions) of 20% or more of the equity securities of Sciele, (iii) a tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the equity securities of Sciele or (iv) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sciele, in each case, other than the transactions contemplated by the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, “Superior Proposal” means a bona fide, unsolicited written Takeover Proposal for at least a majority of the outstanding equity securities or all or substantially all of the consolidated assets of Sciele and its Subsidiaries on terms that the Sciele Board determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Takeover Proposal and the Merger Agreement, including any break-up fees, are more favorable and provide greater value to all Sciele’s stockholders than as provided hereunder (taking into account any proposal by Shionogi to amend the terms of the Merger Agreement), which the Sciele Board determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Sciele Board.

Employment and Employee Benefits.  Pursuant to the Merger Agreement, Shionogi has agreed that it will, until 18 months after the closing, provide to employees of Sciele (or its subsidiaries) (i) an annual base salary, bonus, commissions and annual and long-term cash incentive opportunities no less favorable than provided to such employees immediately prior to the Merger Effective Time, and (ii) employee benefits (other than equity-based compensation) that are substantially comparable, in the aggregate, to those benefits provided to them immediately prior to the closing. Shionogi further agreed in the Merger Agreement to honor and cause the Surviving Corporation to honor, in accordance with their terms as in effect immediately prior to the Acceptance Time, all of Sciele’s employment and severance agreements.

Pursuant to the Merger Agreement, for the purposes of all employee benefit plans of Shionogi and its subsidiaries (including, after the closing, the Surviving Corporation), each such plan shall treat the prior service with Sciele and its affiliates of each person who is an employee of Sciele or its subsidiaries immediately prior to the Merger Effective Time as service rendered to Shionogi or its subsidiaries, to the extent permitted by law. However, none of the provisions contained in the Merger Agreement operate to duplicate any benefit.

The Merger Agreement further provides that if any Sciele employee (who is not otherwise a party to an agreement providing for severance benefits) whose employment is terminated on or prior to the 18-month anniversary of the Merger Effective Time under circumstances under which such employee would have received severance benefits under Sciele’s severance practices, Shionogi will cause the Surviving Corporation to provide such employee with severance benefits from the Surviving Corporation that are equal to the severance benefits that would have been paid under Sciele’s severance practices as in existence on the date of the Merger Agreement.

Rule 14d-10(d).  Prior to the Acceptance Time, Sciele (acting through its Compensation Committee) will take all such steps as may be required to cause each employment compensation, severance and employee benefit agreement, arrangement or understanding entered into by Sciele or Sciele subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to satisfy the requirements of the non-exclusive safe-harbor set forth in Rule 14d-10(d)(2) of the Exchange Act.

Indemnification and Insurance.  The Merger Agreement provides that for a period of not less than six years after the Merger Effective Time, Shionogi shall cause (including by making funds available, as necessary) the Surviving Corporation to and the Surviving Corporation will, to the full extent permitted by applicable law, indemnify, defend and hold harmless each director or officer who is now, or who has been at any time prior to the date of the Merger Agreement or who becomes prior to the Merger Effective Time an officer or director of Sciele (and its subsidiaries) (the “Indemnified Parties”) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacities as such occurring at or prior to the Merger Effective Time (including in respect of the Merger Agreement and the transactions contemplated thereby), whether asserted or claimed prior to, at or after the Merger Effective Time, and shall advance each Indemnified Party within 20 business days of receipt by Shionogi or the Surviving Corporation from the Indemnified Party of a request therefor for any reasonable legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments or fines as such expenses are incurred, but subject to an unsecured undertaking, to the extent required by the DGCL, by or on behalf of the Indemnified Party to repay such expenses if it is ultimately determined that such

Indemnified Party is not entitled to indemnification hereunder, for a period of six years after the date of the Merger Effective Time.

Shionogi and the Surviving Corporation agree that all rights to advancement of expenses, indemnification and exculpation now existing in favor of the Indemnified Parties as provided in Sciele’s charter and by-laws or pursuant to any other agreements in effect as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect for at least six years after the Merger Effective Time.

The Merger Agreement also provides that for at least six years after the Merger Effective Time, Shionogi shall cause (including by making funds available, as necessary) the Surviving Corporation to cause the individuals who served as the directors and officers of Sciele prior to the Merger Effective Time who are covered by the current policies of directors’ and officers’ (“D&O”) liability insurance maintained by Sciele to be covered under a prepaid D&O liability insurance policy on terms and conditions no less advantageous to such individuals than Sciele’s existing D&O liability insurance policy with respect to claims arising from facts or events that occurred at or prior to the Merger Effective Time (including in respect of the Merger Agreement and the transactions contemplated thereby). However, the Surviving Corporation is not required to expend more than an amount per year equal to 200% of current annual premiums paid by Sciele for such insurance to maintain or procure insurance coverage. If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds such amount, Shionogi shall cause the Surviving Corporation to procure and maintain for such six-year period as much coverage as is available for such amount. Shionogi has the right to cause coverage to be extended under Sciele’s D&O insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than Sciele’s existing D&O insurance. Sciele has the right to purchase a reporting tail endorsement policy.

Convertible Notes.  Sciele agreed to use commercially reasonable efforts to comply with certain provisions of the indenture governing its Convertible Notes, in respect of the transactions contemplated by the Merger Agreement. From and after the Acceptance Time, Shionogi shall provide or cause to be provided to Sciele or the Surviving Corporation funds, in the form of a loan on mutually agreed upon terms, necessary to satisfy any cash amounts due upon conversion or repurchase of the Convertible Notes in accordance with the indenture governing such notes.

Credit Facility.  Sciele or the Surviving Corporation, as applicable, shall, unless directed otherwise by Shionogi, take such reasonable action as may be required to maintain its existing credit agreement dated September 18, 2006, including obtaining any actions, consents, approvals or waivers from the parties to the credit facility.

Financing.  Sciele shall, at Shionogi’s sole cost and expense, use its commercially reasonable efforts to cooperate with Shionogi in its efforts to consummate the financing of the transactions contemplated by the Merger Agreement.

Stock Exchange De-listing.  Prior to the Merger Effective Time, Sciele shall cooperate with Shionogi and use its commercially reasonable efforts to take all actions or do all things reasonably necessary, proper or advisable under applicable laws and NASDAQ rules to enable the de-listing by the common stock of the Surviving Corporation from NASDAQ and deregistration of the common stock under the Exchange Act as promptly as practicable after the Merger Effective Time, and in any event no more than ten days after the Merger Effective Time.

Commercially Reasonable Efforts to Cause the Merger to Occur.  Each of the parties to the Merger Agreement agrees to use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and all other transactions contemplated by the Merger Agreement in the most expeditious manner practicable, including obtaining all consents, approvals and authorizations required for the consummation by the parties of the transactions contemplated by the Merger Agreement, and the execution of any additional instruments necessary to consummate the transactions contemplated hereby.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals.  The Merger Agreement requires that each of Shionogi, Purchaser and Sciele, as promptly as practicable after the date of the Merger Agreement, make all filings required by each of them under the HSR Act, and other applicable antitrust or competition laws with respect to the Offer, the Merger and the transactions contemplated hereby, and to cooperate with each other in connection with the making of all such filings. Shionogi and Sciele agree to use commercially reasonable efforts to obtain all permits, authorizations, consents, expiration or termination of waiting periods, and approvals from third parties and any governmental entity necessary to consummate the Offer, the Merger and the transactions contemplated hereby.

Directors and Officers.  The Merger Agreement provides that the directors of Purchaser immediately prior to the Merger Effective Time will become the directors of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or the time their respective successors are duly elected or appointed and qualified. The officers of Sciele immediately prior to the Merger Effective Time shall be the officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or the time their respective successors are duly elected or appointed and qualified. If requested by Shionogi prior to the Merger Effective Time, Sciele will use commercially reasonable efforts to cause each director of each subsidiary of Sciele to tender their resignations as directors, effective upon the Merger Effective Time.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the closing date of the Merger of the following conditions:

•	if required by law, the Merger Agreement shall have been adopted at a stockholder meeting by the requisite vote of the holders of Shares;

•	there shall not be any judgment, law or other legal restraint or prohibition in effect which would make the Merger illegal or otherwise prevent or prohibit the consummation thereof. Prior to invoking this condition, each party shall use its commercially reasonable efforts to have such judgment, law or other legal restraint or prohibition lifted; and

•	Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Offer, the Merger and the related transactions may be abandoned:

(a) by mutual written consent of the parties at any time prior to the Acceptance Time;

(b) by either Shionogi or Sciele if the Acceptance Time has not occurred on or before March 31, 2009, except that this right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Acceptance Time to occur;

(c) by either Shionogi or Sciele, if any judgment, ruling, order, writ, injunction or decree of any governmental authority (“Judgment”) issued by a court of competent jurisdiction or by a governmental entity, or law or other legal restraint or prohibition in each case making the Offer or the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and nonappealable; provided that the party seeking the right to terminate the Merger Agreement pursuant to the foregoing shall have used commercially reasonable efforts to resist, lift or resolve such Judgment, law or other legal restraint and the right to terminate pursuant to the foregoing shall not be available if the issuance of such Judgment, legal restraint or prohibition was caused by or resulted from the failure of such party to perform in any material respect any of its obligations under the Merger Agreement;

(d) by Shionogi prior to the purchase of any Shares pursuant to the Offer, if:

(i) a Company Adverse Recommendation Change (as defined above) shall have occurred;

(ii) Sciele shall have materially breached its no solicitation covenants set forth in Section 6.8 of the Merger Agreement entitled “No Solicitation”; or

(iii) Sciele shall have breached or failed to perform any of its representations, warranties, covenants or agreements, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraph (d) or (e) of “Section 15—Conditions of the Offer,” and (B) has not been cured within 20 days after receipt of written notice by Sciele of such breach or failure to perform; provided that neither

Shionogi nor Purchaser is then in material breach of any representation, warranty or covenant under the Merger Agreement;

(e) by Sciele, if (i) Sciele has not materially breached its no solicitation covenants set forth in Section 6.8 of the Merger Agreement entitled “No Solicitation,” and has complied its with obligation to give four business days’ notice to Shionogi prior to termination as described above under “Stockholders Meeting; Board Recommendation,” (ii) Sciele has received a Takeover Proposal that the Sciele Board has determined in good faith, after consultation with Sciele’s outside counsel and Sciele’s financial advisor, constitutes a Superior Proposal, (iii) Sciele pays to Shionogi the Termination Fee (as defined below) in accordance with the terms of the Merger Agreement, and (iv) the Sciele Board concurrently approves, and Sciele concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal;

(f) by Sciele, if prior to the purchase of any Shares pursuant to the Offer, Shionogi or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements in each case contained in the Merger Agreement, which breach or failure to perform (i) has had or is reasonably likely to have a Parent Material Adverse Effect (which is defined in the Merger Agreement to mean any change, event, occurrence or development that would reasonably be expected to prevent, or materially impair or delay, the ability of either Shionogi or Purchaser to perform its obligations under the Merger Agreement or to consummate the Offer, the Merger or related transactions), and (ii) has not been cured within 20 business days after receipt of written notice by Shionogi of such breach or failure to perform, provided that Sciele is not then in material breach of any representation, warranty or covenant in the Merger Agreement; or

(g) by Sciele (i) if, for any reason Purchaser shall have failed to commence the Offer by the date that is ten business days after the date of the Merger Agreement, or (ii) upon two business day’s notice to Shionogi if, for any reason, Purchaser shall have breached its obligation under the Merger Agreement to purchase all Shares validly tendered (and not withdrawn) as of the expiration of the Offer.

Termination Fee.  The Merger Agreement contemplates that a termination fee of $25,000,000 (the “Termination Fee”) will be payable by Sciele to Shionogi under any of the following circumstances in accordance with the terms set forth therein:

•	the Merger Agreement is terminated by Shionogi pursuant to paragraph (d)(i) above;

•	the Merger Agreement is terminated by Sciele pursuant to paragraph (e) above;

•	(A) the Merger Agreement is terminated by Sciele or Shionogi pursuant to paragraph (b) above or by Shionogi pursuant to paragraph (d)(ii) above, (B) a written Takeover Proposal shall have been publicly announced or otherwise communicated to the Sciele Board that has not been withdrawn as of the termination of the Merger Agreement and (C) Sciele enters into a definitive agreement with respect to any Takeover Proposal or recommends to holders of Sciele Common Stock a Takeover Proposal (replacing “20%” in the definition thereof with “50%”) within 12 months of such termination; or

•	(A) the Merger Agreement is terminated by Shionogi pursuant to paragraph (d)(iii) above as a result of a willful breach by Sciele, (B) a written Takeover Proposal shall have been publicly announced or otherwise communicated to the Sciele Board that has not been withdrawn as of the termination of the Merger Agreement and (C) Sciele enters into a definitive agreement with respect to any Takeover Proposal or recommends to holders of Sciele Common Stock a Takeover Proposal (replacing “20%” in the definition thereof with “50%”) within 12 months of such termination.

The Termination Fee, when paid, shall constitute the sole and exclusive remedy of Shionogi and Purchaser other than for a termination arising from Sciele’s willful breach of the Merger Agreement (except that the Termination Fee will be Shionogi’s and Purchaser’s sole and exclusive remedy upon a termination described in paragraph (d)(iii) above, even if such breach is willful).

Amendment.  The Merger Agreement may be amended by the parties to the agreement at any time before or after adoption of the Merger Agreement by the holders of the Shares; provided, however, that after adoption of the Merger Agreement by the stockholders of Sciele, there may not be made any amendment that pursuant to applicable law requires further approval by such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

The Tender and Voting Agreements.

In connection with the Merger Agreement, each of Sciele’s directors and officers, including Patrick Forteau, Sciele’s Chief Executive Officer (collectively, the “Voting Stockholders”) has entered into a Tender and Voting Agreement with Shionogi, dated as of September 1, 2008. The Shares subject to the Tender and Voting Agreement constitute approximately 1.85% of the outstanding Shares.

The following summary of certain provisions of the form of Tender and Voting Agreement is qualified in its entirety by reference to the form of Tender and Voting Agreement itself, which is incorporated herein by reference. The form of Tender and Voting Agreement is included as Exhibit (d)(2) to the Schedule TO. Stockholders and other interested parties should read the Tender and Voting Agreement in its entirety for a more complete description of the provisions summarized below.

Under the Tender and Voting Agreements, each of the Voting Stockholders has agreed to tender all Shares such Voting Stockholder holds or acquires after the commencement of the Offer no later than two business days prior to the initial expiration date of the Offer.

Each Voting Stockholder has agreed to vote all such Voting Stockholder’s Shares in connection with any meeting of Sciele’s stockholder in favor of the Merger and/or against any alternative Takeover Proposal, reorganization, recapitalization, liquidation or winding-up of Sciele or any other extraordinary transaction involving Sciele, or corporate action which would frustrate the transactions contemplated by the Merger Agreement. Each Voting Stockholder has also agreed to, concurrently with the execution of the Tender and Voting Agreement, grant an irrevocable proxy to Shionogi.

During the term of the Tender and Voting Agreements, except as otherwise provided therein, none of the Voting Stockholders will do the following:

•	cause, permit or enter into an agreement for the sale, pledge, encumbrance, assignment, grant of an option with respect to, transfer or dispose of any such Voting Stockholder’s Shares or interest in any of such Shares;

•	grant any proxies or power of attorney with respect to any such Voting Stockholder’s Shares;

•	deposit or permit the deposit of any such Voting Stockholder’s Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of such Shares; or

•	vote any such Voting Stockholder’s Shares in favor of, or consent to the approval of any acquisition proposal, reorganization, recapitalization, liquidation or winding-up of Sciele or any other extraordinary transaction involving Sciele, or corporate action which would frustrate the transactions contemplated by the Merger Agreement.

Under the Tender and Voting Agreements each of the Voting Stockholders has granted Shionogi an irrevocable option (the “Irrevocable Option”) to purchase all Shares owned by the Voting Stockholder that the Voting Stockholder does not tender in the Offer, at a purchase price of $31.00 per Share. The Irrevocable Option shall become exercisable on the date the Offer is consummated without a Voting Stockholder having tendered all of its Shares and shall remain exercisable for a period of 30 days thereafter. Shionogi is not obligated to exercise the Irrevocable Option, but once it has sent the required written notice that it intends to exercise the Irrevocable Option to the Voting Shareholder it must effect the purchase as described in such notice.

In the Tender and Voting Agreements, each Voting Stockholder has made representations and warranties to Shionogi and Purchaser, including representations relating to: legal right; due execution and delivery and enforceability; lack of conflicts; and ownership of Shares.

The Tender and Voting Agreements do not limit the rights or duties of any Voting Stockholder from acting in his or her capacity as an officer or director, fulfilling the obligations of such office or performing any obligations required by such Voting Stockholder’s fiduciary duties.

The Tender and Voting Agreement, and all rights and obligations of Purchaser and the Voting Stockholders thereunder, will terminate as to each Voting Stockholder on the first to occur of: (i) such date and time as the Merger Agreement shall have been terminated for any reason; (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement; or (iii) such date and time as any amendment or change to the Offer or Merger Agreement is effected without the Voting Stockholder’s consent that (A) decreases the Offer Price, or (B) materially and adversely affects the Voting Stockholder, or (C) violates Section 1.1(e) of the Merger Agreement.

The Confidentiality Agreement.

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which Purchaser has filed as an exhibit to the Schedule TO, which you may examine and copy as set forth in “Section 8—Certain Information Concerning Sciele” above.

On May 29, 2008, Sciele and Shionogi entered into a confidentiality and standstill agreement (the “Confidentiality Agreement”) containing provisions, pursuant to which, among other matters, each party agreed to keep confidential all information furnished to it or its representatives, including the fact that discussions are taking place, to use such material solely for the purposes of evaluating and negotiating a possible transaction between the parties and to provide such material only to those who need to know the information for evaluating the proposed transaction during the confidentiality period. Under the Confidentiality Agreement, the confidentiality period is defined as seven years for information relating to products under development and three years for all other information.

Each party agreed that, subject to certain exceptions, if it determined that it did not wish to proceed with the transaction it would notify the other party and, upon request, promptly return all material and use its best efforts to return or destroy any copies or synopses of any such material.

Under the Confidentiality Agreement, each party agreed that during due diligence and negotiations regarding the proposed transaction it would not trade in the other party’s securities, nor, for a period of two years from the date of the Confidentiality Agreement, would either party:

•	effect or seek (i) the acquisition of any securities or assets of the other party, (ii) any tender or exchange offer, merger or other business combination involving the other party, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction, or (iv) any solicitation of proxies or consents to vote any voting securities of the other party;

•	participate in a “group” (as defined under the Exchange Act) with respect to any securities of the other party; or

•	enter into any discussions or arrangements with any person with respect to any of the foregoing.

In addition, for a period of one year from the date of the Confidentiality Agreement, each party agreed not to solicit the employment of or hire any employee of the other party and not to solicit or divert the business of a customer of the other party. Further, each party agreed not to contact the customers or suppliers of the other party for the purpose of obtaining information for use in its valuation of the proposed transaction without prior written consent from the other party.

Retention Arrangements.

Amendments to employment agreements with executive officers.  On September 1, 2008, at the request of Shionogi, Sciele entered into amendments to existing employment agreements with its executive officers (the “Executives”), including Mr. Borne, Joseph Ciaffoni (Executive Vice President and Chief Commercial Officer), Larry Dillaha (Executive Vice President and Chief Medical Officer), Mr. Fourteau, Mr. Schutter and Mr. Zacks (collectively, the “Restated Employment Agreements”). The Restated Employment Agreements will become effective only at the Effective Date (as defined in such agreements), provided that the executive is employed with Sciele as of the Effective Date.

The Restated Employment Agreements provide for an initial term (the “Initial Term”) of employment through December 31, 2012, unless sooner terminated in accordance with the following provisions. Under the Restated Employment Agreements, Sciele may terminate employment (i) upon the Executive’s death, (ii) with Cause, effective at any time upon written notice to the Executive and (iii) without Cause, effective at any time upon written notice to the Executive (however, Mr. Zacks is entitled to receive at least 60 days’ prior written notice). The Executive may terminate employment (i) without Good Reason, at any time with at least 60 days’ prior written notice to Sciele or (ii) for Good Reason, effective at any time upon written notice to Sciele.

“Cause” generally means the Executive’s:

•	conviction of a felony or a crime involving dishonesty, fraud or moral turpitude;

•	engagement in acts of fraud, embezzlement, theft or dishonest acts against Sciele;

•	conduct which negatively and not insignificantly impacts Sciele or its employees;

•	gross neglect or willful misconduct in the discharge of his duties and responsibilities; or

•	repeated refusal to follow the lawful direction of the Board or, if applicable, supervising officers.

“Good Reason” generally means the occurrence of any one or more of the following events which continues uncured for a period of not less than 30 days following written notice given by the Executive to Sciele within 90 days after the later of (i) the occurrence of such event or (ii) when the Executive should have reasonably become aware of such occurrence, unless the Executive specifically agrees in writing that such event will not be Good Reason:

•	any material breach of the Restated Employment Agreement by Sciele;

•	any failure to continue the Executive as an executive-level officer of Sciele;

•	material diminution in the Executive’s duties or assignment to him of duties that are materially inconsistent with his duties or materially impair his ability to function in his position (although a change in or assignment of duties attributable to Sciele not being a public company, the Executive not being a member of the Board and the Executive reporting to Shionogi or an affiliate of Shionogi will not constitute Good Reason);

•	relocation of the Executive’s primary location of the performance of his services outside of the metropolitan Atlanta, Georgia area (although overnight or short-term business travel in connection with the performance of his services will not constitute Good Reason); or

•	reduction of the Executive’s total direct compensation opportunity.

The Restated Employment Agreements also provide that in each case, the Initial Term is automatically extended for subsequent one-year terms unless either the Executive or the Company gives written notice to the other of its, his or her intent not to extend at least 90 days prior to the end of then-applicable term.

The Restated Employment Agreements provide that during the term of employment, Sciele, its successors and/or affiliates will pay to each of Mr. Borne, Mr. Ciaffoni, Mr. Dillaha, Mr. Fourteau, Mr. Schutter and Mr. Zacks an annual base salary. For the balance of 2008, the base salary and bonus shall be substantially similar in economic value to the salary and bonus paid to each by Sciele during 2008 prior to the Merger Effective Time. Under the Restated Employment Agreements, the salaries for the Executives’ for 2009 and 2010 are set forth as follows:

•	2009: Mr. Fourteau—$523,750; Mr. Schutter—$437,500; Mr. Borne—$361,000; Mr. Ciaffoni—$387,500; Mr. Dillaha—$342,500; and Mr. Zacks—$342,500.

•	2010: Mr. Fourteau—$650,000; Mr. Schutter—$550,000; Mr. Borne—$425,000; Mr. Ciaffoni—$475,000; Mr. Dillaha—$425,000; and Mr. Zacks—$425,000.

Commencing with 2011, each Executive’s salary will increase at least 4% per year for each of 2011 and 2012.

The Restated Employment Agreements also provide that in 2009 and thereafter during the term, Sciele, its successors and/or affiliates intend to grant each Executive an annual bonus and long-term incentive compensation award (“LTI Award”). The annual bonuses and LTI Awards are substantially similar in economic value to the equity awards granted to each by Sciele during 2008 prior to the Merger Effective Time. The annual bonus for 2009 will equal a certain percentage (Mr. Fourteau—150%; Mr. Schutter—105%; Mr. Borne—90%; Mr. Ciaffoni—60%; Mr. Dillaha—50%; and Mr. Zacks—50%) of the Executive’s salary for 2009. The annual bonus for 2010 and thereafter will be based on performance criteria fixed by the Board; provided that the Executive’s annual bonus will not be less than the Executive’s prior year’s annual bonus.

The value of the LTI Award is determined by a target LTI amount and satisfaction of certain criteria. If a certain level of performance criteria is satisfied, the Executive will receive a certain percentage of his target LTI amount. The target LTI amounts for 2009 are as follows: Mr. Fourteau—$1,890,625; Mr. Schutter—$1,603,125; Mr. Borne—$914,100; Mr. Ciaffoni—$1,080,000; Mr. Dillaha—$886,250; and Mr. Zacks—$886,250. The target LTI and criteria based upon earnings before interest, taxes, depreciation and amortization for 2010 and thereafter will be determined by the Board. The LTI Award will vest and be paid out 25% per year over a 3-year period based on performance during the applicable year and the final 25% will vest and be paid out at the end of the 3-year period based on cumulative performance over the three-year period.

The Restated Employment Agreements also provide for retention bonuses for each Executive for his continued employment with Sciele following the Merger. Each Executive is eligible for a lump sum cash payment, which will vest and be paid out in eight equal semi-annual installments commencing with the six-month anniversary of the Merger Effective Time; provided that he is employed by Sciele as of the applicable vesting date and has not given or received a notice of termination of employment without Good Reason or for Cause on or prior to such vesting date. Under the Restated Employment Agreements, the aggregate retention bonuses for the Executives are set forth as follows: Mr. Fourteau—$3,200,000; Mr. Schutter—$2,500,000; Mr. Borne—$1,600,000; Mr. Ciaffoni:—$1,700,000; Mr. Dillaha—$1,400,000; and Mr. Zacks—$1,400,000.

The Restated Employment Agreements provide for each Executive to participate in Sciele’s programs applicable to its senior executives generally, including group medical coverage and paid time off.

The foregoing summary of the Restated Employment Agreements is qualified in its entirely by reference to the amendment to each executive’s existing agreement, which Purchaser has filed as an Exhibit to the Schedule TO, which you may examine and copy as set forth in “Section 8—Certain Information Concerning Sciele” above.

14. Dividends and Distributions.  The Merger Agreement provides that from the date of the Merger Agreement to the Merger Effective Time, without the prior written consent of Shionogi, Sciele will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividends on or make any distribution payable in cash, capital stock, property or otherwise with respect to the Shares to any holder of the Shares.

15. Conditions of the Offer.  For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Merger Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares, unless each of the following conditions is satisfied:

(a) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered (including by guaranteed delivery) and not properly withdrawn, together with any Shares beneficially owned by Shionogi or any subsidiary of Shionogi, equals at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (where “on a fully diluted basis” means the number of Shares outstanding, plus (i) the number of Shares issuable upon the exercise of all then-outstanding options (but only to the extent that they are then vested or exercisable) and (ii) the number of Shares into which the then-outstanding convertible notes may be converted); and

(b) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) under the HSR Act shall have expired.

Furthermore, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Merger Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares, if at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following shall have occurred and be continuing:

(c) there shall be instituted or pending any action or proceeding (or any investigation or other inquiry that is reasonably expected to result in such action or proceeding) by any Governmental Authority of competent jurisdiction challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Offer or make the Merger illegal or otherwise prohibit consummation of the Offer, the Merger or the other Transactions;

(d) any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of, or is reasonably expected to have the effect of, directly or indirectly prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer, the Merger or the other Transactions, provided, that, Shionogi and Purchaser shall have used their commercially reasonable efforts to oppose any such order, executive order, stay, decree, judgment or injunction or to have such order, executive order, stay, decree, judgment or injunction vacated or made inapplicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

(e) (i) any of Sciele’s representations or warranties set forth in Section 3.2(a) (Sciele’s capitalization), Section 3.2(c) (outstanding indebtedness), Section 3.3(a) (authorization), Section 3.3(b)(i) (no violation of charter documents), Section 3.3(c) (consent or authorization from a governmental authority), Section 3.3(d) (board approval), Section 3.9 (broker’s or finder’s fees) or Section 3.20 (inapplicability of state anti-takeover law) of the Merger Agreement shall not be true and correct in all material respects or (ii) any of Sciele’s other representations and warranties set forth in the Merger Agreement that (A) are not made as of a specific date are not true and correct as of the Acceptance Time, or (B) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties, other than the representation set forth in the first sentence of Section 3.6 regarding the absence of a material change), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement and set forth below);

(f) Sciele shall have failed to perform in any material respect any material covenant or material obligation required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time;

(g) Shionogi and Purchaser shall not have received a certificate executed by Sciele’s Chief Executive Officer and Chief Financial Officer confirming on behalf of Sciele that the conditions set forth in paragraphs (d) and (e) of this Section 15 above are duly satisfied immediately prior to the Acceptance Time;

(h) the Merger Agreement shall have been validly terminated in accordance with Article 8 of the Merger Agreement; or

(i) there shall have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

The foregoing conditions are for the sole benefit of Shionogi and Purchaser and may be waived only by Shionogi or Purchaser, and then, in whole or in part, at any time and from time to time in the sole discretion of Shionogi or Purchaser (except for any condition that may only be waived with Sciele’s consent, as described in “Section 13—The Transaction Documents—The Merger Agreement—The Offer”).

A “Company Material Adverse Effect” means any change, event, occurrence or development that has a material adverse effect on the business, financial condition or results of operations of Sciele and Sciele’s subsidiaries, taken as a whole; provided, however, that none of the following, or any change, event, occurrence or development resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect:

(a) changes in conditions in the U.S., Japanese or global economy or capital or financial markets generally, including changes in interest or exchange rates (provided that such changes do not affect Sciele or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies);

(b) changes in general legal, tax, regulatory, political or business conditions in the countries in which Sciele or any of its subsidiaries operates (provided that such changes do not affect Sciele or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies);

(c) general market or economic conditions in the pharmaceutical industries (provided that such conditions do not affect Sciele or its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies);

(d) the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated hereby, the consummation of the transactions contemplated by this Agreement or any public or other communications by Shionogi or Purchaser regarding the Merger Agreement or the transactions contemplated thereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors or employees;

(e) changes after the date of the Merger Agreement in applicable United States or foreign, federal, state or local law, statutes, ordinances, decrees, rules, regulations or administrative policies, including rules, regulations and administrative policies of the FDA, or interpretations thereof (provided that such conditions do not affect Sciele or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies);

(f) changes in generally accepted accounting principles or the interpretation thereof;

(g) any action taken at the request or with the consent of Shionogi or Purchaser;

(h) any development, launch, distribution, marketing or commercial sale of a substitutable generic form of any product of Sciele by any other Person;

(i) any regulatory, banking, legal, accounting and other professional fees or expenses incurred in connection with the transactions contemplated by the Merger Agreement;

(j) any failure in and of itself by Sciele to meet any projections, guidance, estimates, forecasts or milestones or published financial or operating predictions for or during any period ending (or for which results are released) on or after the date of the Merger Agreement (it being agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(k) a decline in the price of the Shares in and of itself (it being agreed that the facts and circumstances giving rise to such decline may be taken into account in determining whether a Company Material Adverse Effect has occurred); and

(l) any natural disaster or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement (provided that such conditions do not affect Sciele or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other pharmaceutical companies).

16.	Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by Sciele with the SEC and other publicly available information concerning Sciele, we are not aware of any governmental license or regulatory permit that appears to be material to Sciele’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust”, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Sciele’s business or certain parts of Sciele’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions of the Offer.”

Delaware law.  As a Delaware corporation, Sciele is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Sciele Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes.  A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Sciele, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v.

Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions of the Offer.”

U.S. Antitrust.  Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

We filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on September 3, 2008. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, September 18, 2008, unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Sciele, Shionogi, Purchaser and the Antitrust Division or the FTC, as applicable. We intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Sciele’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, “Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and “Section 13—The Transaction Documents—The Merger Agreement—Hart-Scott-Rodino (HSR) and other Antitrust Approvals” with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals.

Foreign Approvals.  Shionogi and its subsidiaries conduct business in a number of countries outside of the United States. Based on our review of the information currently available about the businesses in which Sciele and its subsidiaries are engaged, we are not aware of any notification filings that are required to be made or pre-merger approvals that are required to be obtained under the antitrust and competition laws of other foreign countries.

If our acquisition of Shares is delayed by (i) a request for additional information or documentary material by the Antitrust Division or the FTC pursuant to the HSR Act or (ii) the failure to obtain an approval or exemption from any governmental authority in any foreign country where such approval is required under any foreign antitrust or competition law, Purchaser may extend the Offer without the consent of Sciele. In addition, Purchaser has agreed under the Merger Agreement to extend the Offer if, on the Expiration Date, any condition to the Offer, including a condition set forth in clauses (d) and (e) under “Section 15—Conditions of the Offer” above, has not been satisfied and such condition could reasonably be expected to be satisfied and such extension is requested by Sciele in writing at least two business days prior to the then-scheduled Expiration Date. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond March 31, 2009.

17. Fees and Expenses.  Goldman Sachs has provided certain financial advisory services to Shionogi in connection with the proposed acquisition of Sciele, for which services Goldman Sachs will receive reasonable and customary compensation. We have also agreed to reimburse Goldman Sachs for certain reasonable out-of-pocket expenses incurred in connection with the Offer (including the fees and disbursements of outside counsel), and to indemnify Goldman Sachs against certain liabilities in connection with its services as financial advisor, including certain liabilities under the U.S. federal securities laws. Goldman, Sachs & Co. and its affiliates may provide various investment banking and other services to us in the future, for which we would expect they would receive customary compensation from us. In the ordinary course of business, including in its trading and brokerage operations and in a fiduciary capacity, Goldman, Sachs & Co. and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.

We have retained Georgeson Inc. to act as the Information Agent and Computershare, Inc. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Shionogi not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, Sciele has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8—Certain Information Concerning Sciele” with respect to information concerning Sciele.

Tall Bridge, Inc.

September 8, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SHIONOGI

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of Shionogi are set forth below. The business address and phone number of each such director is c/o Shionogi & Co., Ltd., 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045 Japan, 011-81-6-6202-2161. All directors and executive officers listed below are citizens of Japan.

Name and Position	Present Principal Occupation or Employment and Five-Year Employment History

Motozo Shiono Chairman of the Board and Representative Director	Chairman of the Board and Representative Director of Shionogi since April 2008. Mr. Shiono also serves as President and Representative Director of Shionogi (August 1999–March 2008).
Isao Teshirogi, Ph.D. President and Representative Director	President and Representative Director since April 2008. Dr. Teshirogi also served as a member of the Board (October 2002–present), Senior Executive Officer (April 2006–March 2008), Executive Officer (April 2004–March 2006) and General Manager, Corporate Planning Department (October 2002–March 2004).
Kiyoshi Miyamoto Director of the Board and Corporate Adviser	Corporate Adviser since April 2008. Mr. Miyamoto also served as Chairman of the Board (April 2006–March 2008), Representative Director (April 2004–March 2008), Vice President (June 2004–March 2006), member of the Board (June 2002–present), Senior Executive Officer (April 2004–June 2004) and Representative Senior Managing Director (June 2002–March 2004).
Sachio Tokaji Director of the Board and Senior Executive Officer	Senior Executive Officer since April 2008. Mr. Tokaji also served as a Director of the Board (June 2002–present), Executive Officer and Corporate Business Management Executive (April 2007–March 2008), Corporate Officer and Corporate Business Management Executive (April 2006–March 2007) and General Manager, Accounting & Financial Department (June 2002–March 2007).
Yasuhiro Mino Director of the Board and Senior Executive Officer	Senior Executive Officer since April 2008. Mr. Mino also served as a member of the Board (June 2006–present), Executive Officer (April 2007–March 2008), Corporate Officer (April 2004–March 2007), Corporate Strategic Planning Executive (April 2006–June 2006), General Manager, Corporate Planning Department (April 2004–June 2006) and Vice General Manager, Production Division (October 2002–March 2004).
Takuko Sawada Corporate Officer and Executive General Manager, Pharmaceutical Development Division	Corporate Officer and Executive General Manager, Pharmaceutical Development Division since April 2007. Ms. Sawada has also served as General Manager, Strategic Development Department (April 2001–March 2007).
Hirosato Kondo Corporate Officer and Executive General Manager, Pharmaceutical Research Division	Executive General Manager, Pharmaceutical Research Division since April 2007. Mr. Kondo has also served as Corporate Officer (April 2004–present), General Manager, Discovery Research Laboratories (April 2004–March 2007) and Vice General Manager, Discovery Research Laboratories (April 2003–March 2004).
Ryuichi Kume Executive Officer and Executive General Manager, Manufacturing Division	Executive Officer and Executive General Manager, Manufacturing Division since April 2006. Mr. Kume has also served as General Manager, Manufacturing Technology R&D Department (April 2004–March 2006) and General Manager, Formulation and Packaging R&D Department (April 2002–March 2006).

Name and Position	Present Principal Occupation or Employment and Five-Year Employment History

Shigenobu Mashimo Corporate Officer and Executive General Manager, Corporate Quality Assurance Division	Corporate Officer and Executive General Manager, Corporate Quality Assurance Division since April 2008. Mr. Mashimo has also served as General Manager, Regulatory Affairs Department (June 2002–March 2008).
Takuo Fukuda Executive Officer and Executive General Manager, Human Health Care Division	Executive Officer and Executive General Manager, Human Health Care Division since April 2005. Mr. Fukuda has also served as General Manager, Pharmaceutical Promotion Region 5 (April 2003–March 2005).
Keiichirou Nouda Corporate Officer and General Manager, Diagnostics Department	General Manager, Diagnostics Department since April 2005. Mr. Nouda has also served as Corporate Officer (April 2004–present), Vice Executive General Manager, Human Health Care Division (East Japan) (April 2004–March 2005) and General Manager, Pharmaceutical Promotion Region 5 (April 2003–March 2004).
Hitoshi Maeda Corporate Officer and Executive General Manager, Consumer Health Care Business Division	Executive General Manager, Consumer Health Care Business Division since April 2006. Mr. Maeda has also served as Corporate Officer (April 2004–present), Vice Executive General Manager, Human Health Care Division (West Japan) (April 2004–March 2006) and General Manager, Pharmaceutical Promotion Region 7 and Fukuoka Branch Office (April 2003–March 2004).

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of Purchaser are set forth below. The business address and phone number of each such director is c/o Shionogi & Co., Ltd., 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045 Japan, 011-81-6-6209-2161. All directors and executive officers listed below are citizens of Japan.

Name and Position	Present Principal Occupation or Employment and Five-Year Employment History

Sachio Tokaji President and Treasurer	President and Treasurer since August 2008. Senior Executive Officer of Shionogi since April 2008. Mr. Tokaji also served as a Director of the Board (June 2002–present), Executive Officer and Corporate Business Management Executive (April 2007–March 2008), Corporate Officer and Corporate Business Management Executive (April 2006–March 2007) and General Manager, Accounting & Financial Department (June 2002–March 2007).
Shinya Matsuzawa Secretary	Secretary since August 2008. General Manager, General Administration & Legal Affairs Department of Shionogi since April 2008. Mr. Matsuzawa has also served as General Manager, Legal Affairs Department (October 2002–March 2008)

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:
Computershare Attn: Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Attn: Voluntary Corporate Actions 250 Royall Street Canton, MA 02021

By Facsimile Transmission:
(For Eligible Institutions Only)
(617) 360-6810

Confirm Facsimile Transmission:
(781) 575-2332

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its respective address and telephone number set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038
Banks and Brokers, Please Call: (212) 440-9800
All Others Call Toll Free: (800) 334-9586